UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Adamas Pharmaceuticals, Inc.
(Name of Subject Company)

Adamas Pharmaceuticals, Inc.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)
00548A106
(CUSIP Number of Class of Securities)
Christopher B. Prentiss
Chief Financial Officer
Adamas Pharmaceuticals, Inc.
1900 Powell Street, Suite 1000
Emeryville, California
(510) 450-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of the Person Filing Statement)
With copies to:
Jamie Leigh
Ian Nussbaum
Polina A. Demina
Cooley LLP
101 California Street, 5th Floor
San Francisco, CA 94111-5800
(415) 693-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.   Subject Company Information.
Name and Address
The name of the subject company is Adamas Pharmaceuticals, Inc., a Delaware corporation (“Adamas” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Adamas. The address of Adamas’s principal executive office is 1900 Powell Street, Suite 1000, Emeryville, California 94608. The telephone number of Adamas’s principal executive office is (415) 693-2000.
Securities
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Adamas’s common stock, par value $0.001 per share (each such share, a “Share” and, collectively, the “Shares”). As of close of business on October 25, 2021, there were (i) 45,766,965 Shares issued and outstanding, (ii) 7,297,856 Shares subject to issuance pursuant to Company Options and Company RSU Awards (the “Company Stock Awards”) granted and pursuant to Adamas’s 2007 Stock Plan, 2014 Equity Incentive Plan and 2016 Inducement Plan (each, a “Company Equity Plan” and, collectively, the “Company Equity Plans”) and (iii) 5,584,301 Shares are reserved for future issuance and estimated to be subject to outstanding rights under the Company Equity Plans and under Adamas’s 2014 Employee Stock Purchase Plan (the “Company ESPP”).
Adamas’s 2007 Stock Plan, 2014 Equity Incentive Plan, 2016 Inducement Plan and the Company ESPP are filed as Exhibit (e)(5), Exhibit (e)(6), Exhibit (e)(7) and Exhibit (e)(8), respectively, to this Schedule 14D-9 and are incorporated herein by reference.
Item 2.   Identity and Background of Filing Person.
Name and Address
Adamas, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Adamas are set forth in “Item 1. Subject Company Information — Name and Address” above.
Tender Offer
This Schedule 14D-9 relates to the tender offer (the “Offer”) by Supernus Reef Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Supernus Pharmaceuticals, Inc., a Delaware corporation (“Supernus”), to purchase all of the issued and outstanding Shares at an offer price of (i) $8.10 per Share, in cash, minus any applicable withholding taxes and without interest (the “Cash Amount”), plus (ii) two contingent value rights per Share (each, a “CVR” which CVRs are governed by the terms of the CVR Agreement (as defined herein)), which represents the right to receive $0.50 per CVR in cash, minus any applicable withholding taxes and without interest (the Cash Amount plus two CVRs, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 10, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Supernus, Purchaser and Adamas and the contingent value rights agreement attached as Annex II to the Merger Agreement (the “CVR Agreement”), by and between Supernus and a rights agent mutually agreeable to Supernus and Adamas. The Offer is more fully described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which was filed by Purchaser and Supernus with the Securities and Exchange Commission (the “SEC”) on October 25, 2021.
Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the Offer on October 25, 2021. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at

12:00 midnight, New York Time, on November 24, 2021 (one minute following 11:59 p.m., New York Time, on November 23, 2021) (the date and time at which the Offer expires by its terms, as it may be extended in accordance with the Merger Agreement, the “Offer Expiration Time”). Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) (as more fully described in Section 15 — “Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) and provided that the Offer has not been terminated, Purchaser will accept for payment and promptly pay for all Shares validly tendered prior to the Offer Expiration Time and not properly withdrawn.
The consummation of the Offer is subject to various conditions, including there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares that (together with any Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL (as defined herein))), represents at least one Share more than 50% of the issued and outstanding Shares at the Offer Expiration Time (the “Minimum Condition”).
Following the consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into Adamas (the “Merger” and, together with the execution and delivery of the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the Offer, the “Transactions”), with Adamas surviving as a wholly owned subsidiary of Supernus (the “Surviving Corporation”). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which permits completion of the Merger without a vote of the holders of Shares upon the acquisition by Purchaser of a majority of the outstanding Shares. Under the DGCL and the terms of the Merger Agreement, Adamas and Supernus must consummate the Merger as soon as practicable following the consummation of the Offer (such date of the consummation of the Merger, the “Closing Date”). At the effective time of the Merger (the “Effective Time”), each then-issued and outstanding Share not previously purchased in the Offer (other than (a) Shares that at the Effective Time are held by Adamas, Supernus, Purchaser or any of their respective subsidiaries (the “Excluded Shares”) and (b) Shares outstanding immediately prior to the Effective Time that are held by stockholders of Adamas who are entitled to appraisal rights under the DGCL and have properly exercised and perfected, and not withdrawn or otherwise lost, such appraisal rights (the “Dissenting Shares”)) will be cancelled and converted into the right to receive the Offer Price (the “Merger Consideration”).
Pursuant to the Merger Agreement, Supernus will enter into a CVR Agreement with a rights agent mutually agreeable to Supernus and Adamas, which CVR Agreement shall govern the terms of the CVRs issued to Adamas’s stockholders in the Transactions. Each CVR represents a non-transferable contractual contingent right to receive a cash payment of $0.50, without interest and less any required withholding taxes, upon the achievement of the applicable milestone (each such amount, a “Milestone Payment”) in accordance with the terms of the CVR Agreement. One Milestone Payment is payable (subject to certain terms and conditions) upon the first occurrence of the achievement of aggregate worldwide Net Sales of the Product (each as defined in the CVR Agreement) in excess of $150 million during any consecutive 12-month period ending on or before December 31, 2024 (“Milestone 2024”). Another Milestone Payment is payable (subject to certain terms and conditions) upon the first occurrence of the achievement of aggregate worldwide Net Sales of the Product in excess of $225 million during any consecutive 12-month period ending on or before December 31, 2025 (“Milestone 2025” and, with Milestone 2024, each, a “Milestone” and together, the “Milestones”). Each Milestone may only be achieved once. The maximum amount payable with respect to the two CVRs issued in respect to each Share is $1.00 in the aggregate.
The foregoing summary of the Merger Agreement, the CVR Agreement and the Transaction is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal and by the terms of the Merger Agreement and the CVR Agreement. A more complete description of the Merger Agreement and the CVR Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; CVR Agreement.” Copies of the Offer to Purchase, the Letter of Transmittal, the Merger Agreement and the CVR Agreement are filed as Exhibit (a)(1)(A), Exhibit (a)(1)(B), Exhibit (e)(1) and Exhibit (e)(2), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Supernus and Purchaser are located at 9715 Key West Avenue, Rockville, MD 20850. The telephone number of Supernus and Purchaser is  (301) 838-2500.
Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at https://www.sec.gov, or on the investor relations section of Adamas’s website at https://ir.adamaspharma.com/financials-and-filings.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Adamas on Schedule 14A filed with the SEC on April 19, 2021, and filed as Exhibit (e)(4) to this Schedule 14D-9, which is incorporated by reference herein, to the knowledge of Adamas, as of the date of this Schedule 14D-9, there is no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between Adamas or its affiliates, on the one hand, and (i) any of Adamas’s executive officers, directors or affiliates, or (ii) Supernus, Purchaser or their respective executive officers, directors or affiliates, on the other hand.
The Adamas board of directors (the “Adamas Board”) was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation — The Adamas Board’s Reasons for the Offer and the Merger.”
Arrangements between Adamas and Supernus
Merger Agreement
The summary of the material terms of the Merger Agreement contained in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; CVR Agreement” is incorporated herein by reference. We encourage all of Adamas’s stockholders to read the Merger Agreement carefully and in its entirety because it contains important information. The legal rights and obligations of Adamas, Supernus and Purchaser are governed by the specific language of the Merger Agreement and not by the summary contained in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; CVR Agreement.” The Merger Agreement contains representations and warranties made by Adamas to Supernus and Purchaser and representations and warranties made by Supernus and Purchaser to Adamas. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. In particular, the assertions embodied in these representations and warranties are qualified by a confidential disclosure letter made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. The confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. Adamas’s stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) or to receive the Merger Consideration at and after the Effective Time, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Adamas, Supernus or Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Adamas’s or Supernus’s public disclosure.
The foregoing summary of the Merger Agreement and the summary of the material terms of the Merger Agreement contained in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; CVR Agreement” and the descriptions of the conditions to the Offer contained in the Offer to

Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement. The Merger Agreement is included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Non-Disclosure Agreement
On August 9, 2021, Adamas and Supernus entered into a mutual non-disclosure agreement (the “Non-Disclosure Agreement”) with respect to a potential transaction between the parties. The Non-Disclosure Agreement contains customary confidentiality, use, and standstill provisions.
The foregoing summary of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Disclosure Agreement, filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.
Arrangements between Adamas and the Current Executive Officers, Directors and Affiliates of Adamas
Adamas’s directors and executive officers may have interests in the Transactions that are different from, or in addition to, the interests of Adamas’s stockholders generally. These interests may include, among others, agreements that certain officers have entered into with Adamas that provide for the acceleration of Company Options, Company RSU Awards (including performance-based awards) in the event of a change of control of Adamas, payments of severance benefits under Adamas’s change in control severance agreements with executive officers, and certain rights to indemnification. These interests may create potential conflicts of interest. The Adamas Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — The Adamas Board’s Reasons for the Offer and the Merger.”
Effect of the Offer and the Merger on Adamas Common Stock and Equity Awards
Consideration for Adamas Common Stock in the Merger
If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of the Company.
The following table sets forth the number of Shares beneficially owned as of October 25, 2021 by each of our executive officers and directors (excluding Shares issuable upon exercise of Company Options and vesting of Company RSU Awards) and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.
Name of Executive Officer or Director	Number of Shares Beneficially Owned(1)	Implied Upfront Cash Consideration for Shares	Implied CVR Consideration for Shares(2)
Executive Officers
Neil F. McFarlane, Chief Executive Officer	112,500	$911,250	$112,500
Vijay Shreedhar, Ph.D., Chief Commercial Officer	47,453	$384,369	$47,453
Christopher B. Prentiss, Chief Financial Officer	40,017	$324,138	$40,017
Non-Employee Directors
David L. Mahoney, Chairman of the Board	112,781	$913,526	$112,781
Michael F. Bigham	5,000	$40,500	$5,000

Name of Executive Officer or Director	Number of Shares Beneficially Owned(1)	Implied Upfront Cash Consideration for Shares	Implied CVR Consideration for Shares(2)
Martha J. Demski.	16,000	$129,600	$16,000
William W. Ericson, J.D.	4,624,796(3)	$37,460,848	$4,624,796
John A. MacPhee, M.P.H.	197,000	$1,595,700	$197,000
Spyidon Papapetropoulos, M.D., Ph.D.	5,975	$48,398	$5,975
Anna S. Richo, J.D.	13,333	$107,997	$13,333
All of our current executive officers and non-employee directors as a group (10 persons)	5,174,855	$41,916,326	$5,174,855

(1)
In calculating the number of Shares beneficially owned for this purpose, Shares underlying Company Options and unvested Company RSU Awards held by each individual are excluded.

(2)
Assumes the achievement of Milestones under both of the CVRs. Expressed as nominal value, not discounted for net present value.

(3)
Includes 4,331,804 Shares held by MDV VII, L.P. and 287,992 Shares held by MDV IX, L.P. Each of MDV VII, L.P., MDV VII Leaders’ Fund, L.P., MDV ENF VII(A), L.P., MDV ENF VII(B), L.P., MDV IX, L.P., MDV ENF IX, L.P., Seventh MDV Partners, L.L.C., Ninth MDV Partners, L.L.C., Jonathan Feiber, Nancy Schoendorf, and William Ericson are members of a group and may be deemed to beneficially own these Shares. William Ericson, a general partner with Mohr Davidow Ventures and a member of the Adamas Board, may be deemed to indirectly beneficially own the Shares affiliated with Mohr Davidow Ventures. The foregoing information is based solely on a Schedule 13D/A filed with the SEC on February 14, 2018, which provides information only as of June 1, 2017. Consequently, the beneficial ownership of these reporting persons may have changed between June 1, 2017, and October 25, 2021.

Consideration for Adamas Options in the Merger — Generally
At the Effective Time, each option to purchase shares of Adamas common stock granted by Adamas pursuant to an Adamas equity plan that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) (each, a “Company Option”) will accelerate and become fully vested. Each Company Option that has a per Share exercise price that is less than the Cash Amount (each, an “In The Money Company Option”) will be cancelled and converted into the right to receive (1) an amount in cash equal to the product of (A) the total number of Shares subject to such fully vested Company Option immediately prior to the Effective Time, multiplied by (B) the excess, if any, of (x) the Cash Amount minus (y) the exercise price payable per Share underlying such Company Option immediately prior to the Effective Time, less any applicable withholding taxes and without interest, plus two CVRs per Share underlying such Company Option immediately prior to the Effective Time, less any applicable withholding taxes and without interest.
At the Effective Time, each Company Option that has a per share exercise price that is equal to or greater than the Cash Amount at the Effective Time (each, an “Out of The Money Company Option”) shall be cancelled without any consideration payable therefor whether before or after the Effective Time.
Consideration for Adamas Company RSU Awards in the Merger — Generally
At the Effective Time, each Adamas restricted stock award, including any performance award, that is outstanding immediately prior to the Effective Time (each, a “Company RSU Award”) will be cancelled and converted into the right to receive (1) an amount in cash equal to the product of (i) the total number of Shares subject to such fully vested Company RSU Award immediately prior to the Effective Time, multiplied by (ii) the Cash Amount, less any applicable withholding taxes and without interest, and (B) two CVRs for each Share subject to such Company RSU Award immediately prior to the Effective Time less any applicable withholding taxes and without interest.

Treatment of Executive Officer and Director Equity Awards in the Merger
As described in the section titled “— Consideration for Adamas Options in the Merger — Generally,” the Merger Agreement provides that all outstanding Company Options will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. At the Effective Time, all Company Options held by Adamas’s executive officers and non-employee directors will be treated as described in the section titled “— Consideration for Adamas Options in the Merger — Generally.” In addition, all Company RSU Awards held by Adamas’s executive officers and non-employee directors will be treated as described in the section titled “— Consideration for Company RSU Awards in the Merger — Generally.”
Our executive officers and non-employee directors are eligible to receive “single trigger” or “double-trigger” vesting acceleration benefits with respect to their outstanding Company Options or Company RSU Awards pursuant to existing plans and agreements governing their Company Options and Company RSU Awards. However, such vesting acceleration benefits with respect to Company Options and Company RSU Awards held by executive officers and non-employee directors will be effectively superseded by the vesting acceleration treatment of Company Options and the treatment of the Company RSU Awards under the terms of the Merger Agreement, as described above.
Table of Estimated Consideration for Executive Officer and Director Equity Awards
The table below sets forth (i) information about outstanding In The Money Company Options and Company RSU Awards held by our executive officers and non-employee directors and (ii) the value (on a pre-tax basis) of the consideration payable in respect of such In The Money Company Options and Company RSU Awards, in each case as of October 25, 2021. Out of The Money Company Options held by our executive officers and non-employee directors will be cancelled without any consideration payable therefor.
Name	Number of Shares Underlying Vested In The Money Company Options(1)	Number of Shares Underlying Unvested In The Money Company Options(2)	In The Money Company Option Exercise Price ($)(3)	Closing Amount Payable for In the Money Company Options ($)(4)(5)	CVR Amount Payable for In the Money Company Options ($)(9)	Number of Shares Underlying Restricted Stock Awards(6)	Closing Amount Payable for Company RSU Awards ($)(5)(7)	CVR Amount Payable for Company RSU Awards ($)(9)	Total Closing Value ($)(5)(8)	Total CVR Value ($)(9)
Executive Officers
Neil F. McFarlane	234,372	215,628	1,960,500	1,684,500	450,000	487,500	3,948,750	487,500	5,633,250	937,500
Vijay Shreedhar, Ph.D.	99,008	85,992	752,325	746,175	185,000	137,032	1,109,959	137,032	1,856,134	322,032
Christopher B. Prentiss	47,394	40,106	490,375	218,375	87,500	123,750	1,002,375	123,750	1,220,750	211,250
Non-Employee Directors
David L. Mahoney	46,666	23,334	370,300	196,700	70,000	5,000	40,500	5,000	237,200	75,000
Michael F. Bigham	20,000	10,000	127,100	115,900	30,000	5,000	40,500	5,000	156,400	35,000
Martha J. Demski	20,000	10,000	127,100	115,900	30,000	5,000	40,500	5,000	156,400	35,000
William W. Ericson, J.D.	20,000	10,000	127,100	115,900	30,000	5,000	40,500	5,000	156,400	35,000
John A. MacPhee, M.P.H.	44,000	10,000	206,420	230,980	54,000	5,000	40,500	5,000	271,480	59,000
Spyidon Papapetropoulos, M.D., Ph.D.	—	30,000	139,100	103,900	30,000	15,000	121,500	15,000	225,400	45,000
Anna S. Richo, J.D.	6,666	23,334	154,500	88,500	30,000	11,667	94,503	11,667	183,003	41,667

(1)
Represents the total number of Shares subject to the applicable vested In The Money Company Option as of October 25, 2021.

(2)
Represents the total number of Shares subject to the applicable unvested In The Money Company Option as of October 25, 2021.

(3)
Represents the aggregate exercise price of In The Money Company Options held by such executive officer or director.

(4)
Equals (i) the total number of Shares subject to the outstanding In The Money Company Options held by such executive officer or director as of October 25, 2021, multiplied by (ii) the excess of the Cash Amount over the aggregate per Share exercise price of the In The Money Company Options held by such executive officer or director.

(5)
Amounts presented in this column are exclusive of the achievement of the Milestones pursuant to the two CVRs.

(6)
Represents the total number of Shares underlying the applicable Company RSU Award as of October 25, 2021.

(7)
Equals (i) the total number of Shares underlying the Company RSU Awards held by such executive officer or director as of October 25, 2021, multiplied by (ii) the Cash Amount.

(8)
Equals the sum of the amounts shown in the “Closing Amount Payable for In the Money Company Options” and the “Closing Amount Payable for Company RSU Awards,” columns.

(9)
Amounts presented in this column assume the achievement of both Milestones pursuant to the CVRs. Amounts presented on a nominal value basis, not discounted to the net present value of such payments.

Executive Severance Benefit Plan
Adamas sponsors the Executive Severance Plan, pursuant to which it provides executives who hold the title of Vice President or above severance benefits in the event of a termination of their employment by Adamas without “cause” or, in the case of a termination of employment that occurs in connection with or within 12 months following a “change in control,” by Adamas without “cause” or by the executive for “good reason.”
In the event of a termination of employment by Adamas without cause, absent a change in control (i) each named executive officer would be entitled to, subject to his execution of a general release of claims, base salary continuation and continuation of health and welfare benefits under COBRA, in each case, for 12 months, and (ii) other senior executives (Vice Presidents or Senior Vice Presidents) would be entitled to, subject to his or her execution of a general release of claims, base salary continuation and continuation of health and welfare benefits under COBRA, in each case, for nine months.
In the event of a termination of employment by Adamas without “cause” or by the executive for “good reason,” in each case, in connection with or within 12 months following a “change in control,” each named executive officer would be entitled to, subject to his execution of a general release of claims, (i) a lump sum cash payment equal to 24 months of base salary and bonus for the Chief Executive Officer, 15 months for the other named executive officers or 12 months for other senior executives (Vice Presidents or Senior Vice Presidents eligible under the plan); (ii) continuation of health and welfare benefits under COBRA for 24 months for the Chief Executive Officer, 15 months for the other named executive officers or 12 months for other senior executives (Vice Presidents or Senior Vice Presidents eligible under the plan); and (iii) a prorated portion of his target bonus (assuming target performance). In addition, each named executive officer’s outstanding equity awards would accelerate and vest in connection with the change in control.
Under the Executive Severance Plan, “cause” means (i) commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) attempted commission of, or participation in, a fraud or act of dishonesty against Adamas; (iii) intentional, material violation of any contract or agreement between the executive and Adamas or of any statutory duty owed to Adamas; (iv) unauthorized use or disclosure of Adamas’s confidential information or trade secrets; (v) an act by the executive which constitutes gross negligence, willful misconduct or insubordination in the course of employment; or (vi) the continued failure of the executive to perform the essential duties and responsibilities of his or her position, after having received notice of the deficiencies and having had 30 days to cure such defects in performance.
Under the Executive Severance Plan, “good reason” means (i) a decrease in base salary or target bonus by more than 10%; (ii) a material decrease in duties or responsibilities (but excluding a change in title or reporting relationship); (iii) a relocation of the executive’s primary work location by more than 50 miles; or

(iv) Adamas’s failure to obtain an agreement from a successor to continue the Executive Severance Plan or to substitute for it a plan or other compensation arrangement that provides equivalent or greater benefits; provided, however, that to resign for good reason, the executive must (1) provide written notice to Adamas’s General Counsel within 30 days after the first occurrence of the event giving rise to good reason setting forth the basis for his or her resignation for good reason, (2) allow Adamas at least 30 days from receipt of such written notice to cure such event, and (3) if such event is not reasonably cured within such period, the executive’s resignation from all positions he or she then holds with Adamas is effective not later than 30 days after the expiration of the cure period.
2021 Annual and 2021 Fourth Quarter Quarterly Bonuses
Prior to the Closing Date, the Company may pay out annual bonuses or quarterly incentive compensation payments, as applicable, to its employees based on an assessment and approval by the compensation committee of the Adamas Board of Company achievement of its 2021 goals (or in the case of quarterly incentive compensation, approval of achievement against quarterly incentive goals). The compensation committee of the Adamas Board’s approval and determination of payment amounts shall be consistent with prior practice of the Company.
Employee Matters Following the Merger Closing
Upon the Effective Time, Supernus will assume and honor all severance and employment agreements and plans for all Continuing Employees and Non-Continuing Employees (each, as defined below), in each case in accordance with their terms as in effect immediately prior to the Effective Time.
Following the Effective Time, Supernus will provide, or cause to be provided, to each employee of Adamas who is employed by Adamas as of immediately prior to the Effective Time and to whom the Surviving Corporation extends an offer of continued employment (including at-will employment and short-term employment but excluding employment for less than three months following the Closing Date) which such employee accepts on or prior to the Closing Date (each, a “Continuing Employee”) with (i) base salary or base wages that are substantially comparable to the base salary provided to such Continuing Employee immediately before the Effective Time; (ii) short-term cash incentive compensation opportunities at least as favorable as those provided to similarly situated employees of Supernus; and (iii) benefits (including severance benefits but excluding equity and long-term incentive compensation) that are, in the aggregate and at a minimum, at least as favorable as the benefits (including severance benefits but excluding equity and long-term incentive compensation) provided to similarly situated employees of Supernus. For any employee of Adamas that is not a Continuing Employee (including employees offered a short-term offer of employment for less than three months following the Closing Date) (each a “Non-Continuing Employee”), Supernus shall provide such Non-Continuing Employee with the severance payments and termination payments or benefits under Adamas’s applicable severance plan, any agreement between such Non-Continuing Employee and Adamas, or any agreement governing the relationship between such Non-Continuing Employee and Adamas.
In the event that a Continuing Employee to whom a short-term offer of employment was extended (excluding employment for less than three months following the Closing Date) (each, a “Transition Employee”) is terminated without Cause (as defined in the Merger Agreement) on or before the expiration of the term of such Transition Employee’s offer letter, Supernus shall provide such Transition Employee with (i) the severance payments and termination payments or benefits set forth in the applicable offer letter (or under any arrangement between such Transition Employee and Supernus or its subsidiaries (including the Surviving Corporation) if any) and (ii) an additional amount in cash severance equal to the base salary (or base wages, as the case may be) that such Transition Employee would have been entitled to receive for the remainder of the term of employment (or other services arrangement) assuming such Transition Employee had not been terminated before the end of the term set forth in such Transition Employee’s offer letter (together, such payments and benefits, the “Transition Employee Severance Benefits”), provided, that, a Transition Employee shall not be entitled to Transition Employee Severance Benefits to the extent such Transition Employee voluntarily resigns prior to the expiration of the term of employment (or other services arrangement) set forth in such Transition Employee’s offer letter, other than in accordance with such offer letter.

Each Continuing Employee will be given service credit for all purposes, including for eligibility to participate, benefit levels (including levels of benefits under Supernus’s or the Surviving Corporation’s vacation policy) and eligibility for vesting under Supernus’s or the Surviving Corporation’s employee benefit plans and arrangements with respect to such Continuing Employee’s length of service with Adamas (and its predecessors) prior to the Closing Date, provided, that the foregoing will not result in the duplication of benefits or apply to any defined benefit pension plan. With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Supernus will, or will cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), use commercially reasonable efforts to assume the liability for such accrued personal, sick or vacation time. To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Supernus or the Surviving Corporation, then Supernus will use commercially reasonable efforts to (a) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time and (b) ensure that such health or welfare benefit plan will, for purposes of eligibility, vesting, deductibles, copayments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for service and amounts paid prior to the Effective Time with Adamas to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of Adamas. Supernus will use commercially reasonable efforts to cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of the plan year immediately before the Effective Time to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the applicable health or welfare benefit plan of Supernus or the Surviving Corporation.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our executive officers that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.
The table below assumes that (i) the Effective Time will occur on November 15, 2021; (ii) the employment of each named executive officer will be terminated following the Effective Time without “cause” or on account of “good reason,” if applicable (each as defined above in the section captioned “— Executive Severance Benefit Plan”), entitling the named executive officer to receive severance payments and benefits; (iii) the named executive officer’s base salary and target bonus remain unchanged from that in effect as of the Effective Time; (iv) no named executive officers receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; and (v) no named executive officer enters into a new agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the preceding subsections of this “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Merger as well as the named executive officer’s termination of employment without “cause” or on account of “good reason,” if applicable, as being payable on a “double trigger” basis and payments or benefits that are conditioned only upon the occurrence of the Merger as being payable on a “single trigger” basis.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)(5)
Neil F. McFarlane	2,397,758	5,459,036	66,000	7,922,794
Christopher B. Prentiss	865,031	1,209,670	39,000	2,113,701
Vijay Shreedhar, Ph.D.	985,988	1,675,963	39,000	2,700,951

(1)
The conditions under which each of these payments are to be provided are further described above and below in the footnotes. Under the Executive Severance Plan, if payments or benefits payable to the executive would be subject to the excise tax imposed by Sections 280G and 4999 of the Code, such amounts will be reduced to the extent necessary to avoid such excise tax, unless the named executive officer would be better off, on an after-tax basis, receiving a larger portion, up to and including full payment, of such amounts. The effect of this provision and any related cut-backs are not reflected in the values disclosed in this table.

(2)
The amounts listed in this column are “double trigger” amounts and represent the cash severance payments and prorated target bonus each executive is entitled to under the Executive Severance Plan upon a qualifying termination, as further described above in the section captioned “— Executive Severance Plan.” The table below sets forth the breakdown of the components under the Executive Severance Plan:

Name	Cash Severance Payments ($)	Prorated Bonus ($)
Neil F. McFarlane	2,060,160	337,598
Christopher B. Prentiss.	721,000	144,031
Vijay Shreedhar, Ph.D.	810,188	175,800

(3)
The amounts listed in this column represent the value of the “single trigger” vesting acceleration that each executive will receive with respect to his or her Company Options and/or Company RSU Awards pursuant to the terms of the Merger Agreement, as described in more detail in the above section captioned “— Treatment of Executive Officer and Director Equity Awards in the Merger.”

(4)
The amounts listed in this column represent the value of payment of welfare plan premiums for each executive under the Executive Severance Plan, as further described above in the section captioned “— Executive Severance Plan.” These amounts are “double trigger.”

(5)
As noted above, certain payments and benefits are payable on a “single trigger” basis, while others are payable on a “double trigger” basis. The totals of these amounts are as follows:

Name	Single Trigger ($)	Double Trigger ($)
Neil F. McFarlane	5,459,036	2,463,758
Christopher B. Prentiss.	1,209,670	904,031
Vijay Shreedhar, Ph.D.	1,675,963	1,024,988
Rule 14d-10(d) Matters
Prior to the consummation of the Offer, to the extent permitted by applicable laws, the compensation committee of the Adamas Board will approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or its affiliates and any officer, director or employee of the Company pursuant to which compensation is paid to such officer, director or employee, and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.
Indemnification and Insurance
The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by the Company or any of its subsidiaries existing in favor of its current and former directors, officers and employees (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the bylaws of the Surviving Corporation, shall survive and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and will be observed by Supernus, the Surviving Corporation and their successors and assigns to the fullest extent available under the laws of Delaware for a period of six years from the Effective Time and any claim made pursuant to such rights within such six-year period shall continue to be subject to such rights until disposition of such claim.
From and after the Effective Time until its sixth anniversary, Supernus and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) will, to the fullest extent permitted under applicable laws, indemnify and hold harmless each Indemnified Person in their capacity as an officer or director of the Company or any of its subsidiaries against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company or any of its subsidiaries in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company or any of its subsidiaries at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.
Without limiting the foregoing, from the Effective Time until its sixth anniversary, the Indemnifying Parties will also, to the fullest extent permitted under applicable laws, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to the Merger Agreement, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnified Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified.
The Merger Agreement requires that either (a) the Surviving Corporation maintain in effect, from the Effective Time until its sixth anniversary, the current policy of directors’ and officers’ liability insurance maintained by Adamas and its subsidiaries as of the date of the Merger Agreement for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Adamas or any of its subsidiaries, on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy, or (b) at or prior to the Effective Time, Supernus or Adamas (through a nationally recognized insurance broker approved by Supernus (such approval not to be unreasonably withheld, conditioned or delayed)) purchase a six-year “tail” policy for the existing policy effective as of the Effective Time. However, in no event will the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the annual premium currently payable by Adamas and its subsidiaries with respect to its current policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Supernus shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.
In addition, each of the executive officers and directors of the Company had entered into an indemnification agreement with the Company in the form previously publicly filed with the SEC by Adamas. The form of indemnity agreement is included as Exhibit (e)(9) hereto and is incorporated herein by reference.
Section 16 Matters
Prior to the consummation of the Offer, Adamas and the Adamas Board will take appropriate action, to the extent necessary, to approve the disposition or cancellation of Shares and Company Stock Awards held by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and to cause such dispositions or cancellations to be exempt under Rule 16b-3 under the Exchange Act.

Item 4.   The Solicitation or Recommendation.
Recommendation of the Adamas Board
At a meeting held on October 10, 2021, after careful consideration, the Adamas Board, among other things, unanimously:
•
determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders;

•
declared it advisable to enter into the Merger Agreement;

•
approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions;

•
resolved that the Merger will be effected under Section 251(h) of the DGCL; and

•
resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, subject to the right of the Adamas Board to withdraw (or modify in a manner adverse to Parent or Purchaser) or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), its recommendation in accordance with the terms of the Merger Agreement.

ACCORDINGLY, AND FOR THE REASONS DESCRIBED IN MORE DETAIL BELOW UNDER “— THE ADAMAS BOARD’S REASONS FOR THE OFFER AND THE MERGER,” THE ADAMAS BOARD, ON BEHALF OF ADAMAS, UNANIMOUSLY RECOMMENDS THAT ADAMAS’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.
A joint press release, dated October 11, 2021, issued by Adamas and Supernus announcing the Offer, the Merger and the Transactions, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.
Background of the Offer and the Merger
The Adamas Board and Adamas senior management team regularly consider, on an ongoing basis, Adamas’s long-term strategy and the range of strategic opportunities available to Adamas to strengthen its business and to enhance stockholder value, including financing opportunities, development of its products and product candidates, investments in potential new growth opportunities, acquisitions, licensing arrangements, joint ventures, research and development collaborations and partnerships, and other strategic transactions. In addition, from time to time, Neil F. McFarlane, the Chief Executive Officer of Adamas, has spoken to members of senior management of various industry participants regarding potential strategic opportunities with respect to Adamas and its products and product candidates, including licensing and distribution agreements and various types of partnerships.
On June 4, 2020, Adamas announced that the U.S. Food and Drug Administration (“FDA”) had accepted Adamas’s supplemental New Drug Application (“sNDA”) for GOCOVRI® (amantadine) extended release capsules (“GOCOVRI”) as a treatment for “OFF” episodes in Parkinson’s disease patients receiving levodopa-based therapy. On July 15, 2020 and September 11, 2020, representatives of Adamas presented new post-hoc Phase 3 data analysis for GOCOVRI regarding the OFF indication at various industry conferences.
On October 14, 2020, Supernus submitted an unsolicited, non-binding indication of interest to acquire the Company for $6.82 per Share in cash (the “October 2020 Supernus Proposal”), which had an implied equity value of approximately $205 million (based on fully diluted shares of the Company, determined using the treasury stock method, as of the latest public filing of the Company at the time of the offer) and an implied transaction value of approximately $277 million (taking into account the Company’s cash and debt balances at such time) at the time of such offer. On October 29, 2020, the Adamas Board held a meeting at which the October 2020 Supernus Proposal was discussed. The Adamas Board decided not to pursue the proposal at that time and provided guidance to Mr. McFarlane regarding a response to Supernus.

On November 2, 2020, Mr. McFarlane responded to the October 2020 Supernus Proposal via a letter addressed to Jack A. Khattar, the Chief Executive Officer of Supernus, declining the offer and indicating that the Adamas Board did not view the value proposed as an appropriate starting point upon which to consider a potential strategic combination, that the Company was substantially undervalued at its current trading levels, and that the Company would be better able to unlock and demonstrate the value of the Company during 2021.
On November 12, 2020, Supernus submitted a second unsolicited, non-binding indication of interest to acquire the Company for $7.25 per Share in cash (the “November 2020 Supernus Proposal”), which had an implied equity value of approximately $218 million and an implied transaction value of approximately $290 million at the time of such offer. On November 18, 2021, the Adamas Board held a meeting at which the November 2020 Supernus Proposal was discussed. On November 23, 2020, Mr. McFarlane called Mr. Khattar to respond to the November 2020 Supernus Proposal, declining the offer for substantially the same reasons as the October 2020 Supernus Proposal.
On December 2, 2020, Adamas announced that it had signed an agreement to settle its ongoing patent litigation with a subsidiary of Osmotica Pharmaceuticals plc. As a result of the settlement agreement, both parties agreed to dismiss their respective claims relating to the patent litigation, and Adamas agreed to acquire the global rights to OSMOLEX ER® (“OSMOLEX ER”) for $7.5 million. Also on December 2, 2020, Adamas announced that it had entered into an agreement to amend certain key terms of its royalty-backed loan agreement (“HCRP Loan Agreement”) with HealthCare Royalty Partners (“HCRP”), including adding OSMOLEX ER on the same terms as GOCOVRI and revising the prepayment provision to the HCRP Loan Agreement to provide that cumulative payments to HCRP upon a change of control transaction would equal $175 million for a change of control transaction that occurs on or prior to December 31, 2022 — or $195 million if the change of control transaction occurs after December 31, 2022 — instead of cumulative prepayments of $200 million that would be due upon such a change of control prior to such amendment. The amendment to the HCRP Loan Agreement was set to go into effect upon the closing of an acquisition to acquire OSMOLEX ER in early 2021.
On December 21, 2020, another pharmaceutical company (“Party A”) submitted an initial unsolicited, non-binding indication of interest to acquire the Company for $7.00 per Share in cash (the “December 2020 Party A Proposal”), which had an implied equity value of approximately $211 million and an implied transaction value of approximately $282 million at the time of such offer. After discussions with the members of the Adamas Board and given that the December 2020 Party A Proposal was not demonstrably better than the November 2020 Supernus Proposal, on January 6, 2021, Mr. McFarlane responded to the December 2020 Party A Proposal via a letter addressed to the chief executive officer of Party A (“Party A’s CEO”), declining the offer and indicating that the Adamas Board did not view the value proposed as an appropriate starting point upon which to consider a potential strategic combination, that the Company was substantially undervalued at its current trading levels, and that it was confident that its standalone strategy would deliver superior value to its stockholders.
On January 5, 2021, Adamas announced the closing of the acquisition of the global rights to OSMOLEX ER. In connection with the closing of the OSMOLEX ER acquisition, the amendment to the HCRP Loan Agreement with HCRP became effective. Through the acquisition, OSMOLEX ER became one of a portfolio of Adamas products, which also includes GOCOVRI.
On February 1, 2021, Adamas announced that it had received marketing authorization from the FDA for its sNDA for GOCOVRI, gaining a second indication for the product as an adjunctive treatment to levodopa/carbidopa in patients with Parkinson’s disease experiencing “OFF” episodes, in addition to its indication for the treatment of dyskinesia in patients with Parkinson’s disease receiving levodopa-based therapy. Also on February 1, 2021, Adamas announced that it had entered into a settlement agreement with Zydus Worldwide DMCC and Zydus Pharmaceuticals (USA) Inc. (“Zydus”), which resolved the ongoing litigation concerning Zydus’s Abbreviated New Drug Application (“ANDA”) seeking approval by the FDA to market a generic version of GOCOVRI. The settlement agreement with Zydus had similar terms as an agreement entered into with Sandoz Inc. (“Sandoz”) on January 2, 2020, which included a license to generic versions of GOCOVRI beginning on March 4, 2030 (or earlier in certain circumstances). With these licenses granted to Sandoz and Zydus, Adamas had reached settlements with respect to both first filer ANDA challenges for GOCOVRI’s two available strengths.

On February 24, 2021, Adamas launched a follow-on public offering of 12,500,000 Shares at a price to the public of $4.40 per Share, which closed on March 1, 2021 (including the exercise in full by the underwriters of their option to purchase an additional 1,875,000 Shares).
On March 1, 2021, Supernus submitted a third unsolicited, non-binding indication of interest to acquire the Company for $8.25 per Share in cash (the “March 2021 Supernus Proposal”), which had an implied equity value of approximately $384 million and an implied transaction value of approximately $395 million at the time of such offer.
On March 4, 2021, Party A submitted a second unsolicited, non-binding indication of interest to acquire the Company for $7.00 per Share in cash (the “March 2021 Party A Proposal”), which had an implied equity value of approximately $326 million and an implied transaction value of approximately $337 million at the time of such offer.
On March 9, 2021, Mr. McFarlane had a call with Mr. Khattar, during which Mr. Khattar asked for feedback regarding the March 2021 Supernus Proposal and Mr. McFarlane noted that the proposal would need to be discussed with the Adamas Board prior to any definitive response to Supernus.
On March 17, the Adamas Board held a meeting at which the March 2021 Supernus Proposal and the March 2021 Party A Proposal were discussed. The Adamas Board decided not to pursue the proposals at that time and provided guidance to Mr. McFarlane regarding a response to Supernus and Party A.
On March 18, 2021, based on the guidance from the Adamas Board, Mr. McFarlane responded to the March 2021 Supernus Proposal via a letter addressed to Mr. Khattar, declining the offer and reiterating the Adamas Board’s prior position that it was not willing to engage in any discussions at such time on the basis that the Company was currently executing on its stand-alone strategy in order to unlock value in the Company for its stockholders. Also on March 18, 2021, based on the guidance from the Adamas Board, Mr. McFarlane responded to the March 2021 Party A Proposal via a letter addressed to Party A’s CEO, declining the offer and reiterating the Adamas Board’s prior position that it was not willing to engage in any discussions at such time on the basis that the Company was currently executing on its stand-alone strategy in order to unlock value in the Company for its stockholders.
On June 30, 2021, Party A submitted a third unsolicited, non-binding indication of interest to acquire the Company for $8.00 per Share in cash (the “June 2021 Party A Proposal”), which had an implied equity value of approximately $383 million and an implied transaction value of approximately $406 million at the time of such offer.
On July 9, 2021, Mr. McFarlane and Chris Prentiss, Adamas’s Chief Financial Officer, met with a representative of Lazard Frères & Co. LLC (“Lazard”), who the Adamas Board and Adamas had worked with historically to evaluate strategic opportunities in the market, to discuss the unsolicited proposals that Adamas had received and potential strategic responses.
On July 16, 2021, the Adamas Board held a meeting, with Company senior management and representatives of Cooley LLP, Adamas’s outside legal counsel (“Cooley”), also in attendance, to discuss the various options available to the Company. At the start of the meeting, the Adamas Board considered whether it should retain Lazard, as a financial advisor in connection with responding to the unsolicited interest in the Company. The Adamas Board had reviewed a relationships disclosure letter that Lazard submitted in writing to the Adamas Board with respect to Supernus and Party A and the potential terms upon which Lazard would be engaged, including the fact that Lazard’s fee would be largely contingent on Adamas engaging in a change-in-control transaction. Based on Lazard’s relevant industry experience, expertise and qualifications in merger and acquisitions, valuation, Lazard’s historical relationship with, and knowledge of Adamas and its products, senior management’s recommendation of Lazard based on prior work history and experience, and the absence of any potential conflicts with Supernus and Party A, the Adamas Board approved management retaining Lazard as the Company’s financial advisor. Lazard was then invited to join the meeting. A representative of Lazard presented to the Adamas Board on the unsolicited proposals received from Supernus and Party A, the then-current biopharmaceutical acquisition landscape, Adamas’s recent trading history, potential preliminary tactical considerations and responses in light of the unsolicited interest from two parties, including whether to continue bilateral negotiations or reach out to other potential counterparties and a list of other potential strategic acquirers that could be interested in a strategic combination with Adamas. Lazard noted that it was relatively uncommon for a company to receive multiple unsolicited proposals from multiple parties and the Adamas Board should consider the risk that, without further engagement from Adamas, Supernus and Party A may move on to other strategic opportunities. Following discussion, the Adamas Board concluded that it was willing to provide additional information to Supernus and Party A in order to assist them in increasing their indicated assessment of Adamas’s value. The Adamas Board also authorized Lazard to reach out to a selected nine additional parties who the Adamas Board believed, with input from representatives of Lazard, would be the most likely to be interested in a potential strategic transaction with Adamas at this time. As part of this discussion, the Adamas Board considered but ultimately determined that it would not be advisable to contact certain additional parties — including a publicly-traded specialty pharmaceutical company with a market capitalization of less than $1 billion (“Party B”) — for a variety of reasons, including the Adamas Board’s belief that certain parties were not positioned to engage in such a transaction, the likelihood that certain parties would be unable to execute a strategic transaction around the valuations being proposed by Supernus and Party A, lack of fit of Adamas’s products with certain parties’ existing products and existing strategies, capital constraints of certain parties, and the related leak exposure with a broader outreach and the potential adverse response of Supernus and Party A in the event of any such leak. Following this discussion, representatives of Cooley provided a review of legal consideration associated with the Adamas Board’s decision to engage in discussions and canvass for additional strategic interest with respect to an acquisition, including the fiduciary duties attendant to such process.
On July 22, 2021, Mr. McFarlane spoke with Mr. Khattar and informed him that Adamas had received an unsolicited offer for the Company and that Adamas was now potentially evaluating pursuing a strategic transaction. Mr. McFarlane also noted that Company senior management would be willing to hold a confidential management presentation with members of Supernus’s management team in order for Supernus to increase its proposed purchase price for the Company. Mr. Khattar noted that Supernus looked forward to further engagement.
On July 23, 2021, Mr. McFarlane spoke with Party A’s CEO and indicated that while the June 2021 Party A Proposal was not at a level at which the Adamas Board would be willing to transact, Company senior management would be willing to hold a confidential management presentation with members of Party A’s management team in order for Party A to increase its proposed purchase price for the Company.
Also on July 23, 2021, Mr. McFarlane spoke with Mr. Khattar, at which meeting Mr. McFarlane noted that, given the recent unsolicited interest in Adamas, the Adamas Board had engaged Lazard as its financial advisor for a potential sale process.
Also on July 23, 2021, Lazard reached out to six of the nine selected counterparties Lazard was authorized by the Adamas Board to contact regarding a potential strategic transaction with Adamas.
On July 25, 2021, a representative of Jefferies LLC (“Jefferies”), Supernus’s financial advisor, reached out to a representative of Lazard in order to schedule a call regarding a potential strategic transaction and revised offer. Also on July 25, 2021, Lazard reached out to one of the nine selected counterparties Lazard was authorized by the Adamas Board to contact regarding a potential transaction with Adamas.
On July 26, 2021, Lazard reached out to the remaining two of the nine selected counterparties Lazard was authorized by the Adamas Board to contact regarding a potential transaction. Over the course of the following weeks, Lazard spoke with various of the counterparties to whom it had reached out. Certain of the parties indicated that they would revert if there was interest in the transaction. Between July 23 and August 12, 2021, Cooley negotiated non-disclosure agreements with Supernus, Party A and five of the nine additional potential counterparties who indicated interest in considering a strategic transaction with Adamas, which were then entered into by Adamas and each of the counterparties. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Adamas and Supernus — Non-Disclosure Agreement.” Each of the non-disclosure agreements contained customary confidentiality, use, and standstill provisions (other than one of the non-disclosure agreements that did not contain any standstill provisions); however, none of the standstill provisions would prevent any of the parties from submitting a private acquisition proposal or making a public acquisition proposal following the announcement of, or entry into, a change-in-control transaction with respect to Adamas.

On August 2, 2021, members of Adamas senior management, with representatives of Lazard also in attendance, conducted a confidential management presentation with representatives of Party A and its financial advisor. After the confidential management presentation, Mr. McFarlane and Party A’s CEO discussed their respective views of the value of Adamas’s products, particularly GOCOVRI. Mr. McFarlane’s views of Adamas’s value were consistent with the values ascribed to Adamas’s commercial products in the Adamas Management Projections (as defined herein).
On August 10, 2021, members of Adamas senior management, with representatives of Lazard also in attendance, conducted a confidential management presentation with representatives of Supernus and Jefferies. During this same time period, Adamas senior management, with representatives of Lazard in attendance, also conducted management presentations with four of the other counterparties. Before attending a management presentation, the seventh potential counterparty that had signed a non-disclosure agreement decided, after internal discussions, not to pursue the opportunity.
On July 29, 2021, Party A provided a preliminary request for diligence and sent follow up requests for diligence on August 4, 2021. As authorized by the Adamas Board, Adamas provided access to a preliminary virtual data room with a limited amount of confidential information on Adamas to Party A and another potential counterparty on August 12, 2021, to Supernus on August 18, 2021, and to one additional potential counterparty on August 23, 2021. All potential selected counterparties that had requested to review additional information beyond the confidential management presentation were granted access to the preliminary virtual data room.
On August 25, 2021, Party A’s CEO submitted a revised offer to Mr. McFarlane to acquire Adamas for $8.00 per Share in cash plus a CVR of $2.00 per Share should the net sales of GOCOVRI exceed $400 million in any calendar year prior to or including December 31, 2026 (the “August 2021 Party A Proposal”), which had an implied upfront equity value of approximately $394 million and an implied upfront transaction value of approximately $423 million at the time of the offer. According to both of the Management Projections, the $400 million threshold for the CVR would not have been achieved.
Also on August 25, 2021, a representative of Party B emailed Jill Jene, Adamas’s Head of Corporate Development, expressing its interest in effecting a strategic acquisition of Adamas. Ms. Jene reported such outreach to Mr. McFarlane. Mr. McFarlane then scheduled a call with Party B’s chief executive officer (“Party B’s CEO”) for August 30, 2021.
On August 26, 2021, as authorized by the Adamas Board, a representative of Lazard informed a representative of Jefferies that Adamas had received a proposal from another party and indicated that Supernus should submit an updated proposal if it was still actively considering the opportunity.
On August 30, 2021, Mr. Khattar submitted a revised offer to Mr. McFarlane to acquire Adamas for $8.00 per Share in cash plus a CVR of $0.50 per Share should the net sales of GOCOVRI exceed $150 million in any consecutive four-quarter period prior to or including December 31, 2023 (the “August 2021 Supernus Proposal”), which had an implied upfront equity value of approximately $394 million and an implied transaction value of approximately $423 million at the time of the offer.
Also on August 30, 2021, Mr. McFarlane spoke with Party B’s CEO. Party B’s CEO reiterated Party B’s interest in a strategic acquisition of Adamas. Consistent with the Adamas Board’s prior direction, Mr. McFarlane declined to engage in such discussions with Party B, noting that Adamas was focused on other priorities at such time but that Mr. McFarlane would be in touch at a future date.
Between July 29, 2021 and September 2, 2021, all nine other counterparties involved — other than Supernus and Party A — indicated to Lazard that they would pass on the opportunity due to various reasons, including lack of potential synergies, fit of Adamas’s products with the counterparty’s existing products and existing strategic opportunities and attendant capital constraints. Also during this time period, Mr. McFarlane regularly updated members of the Adamas Board with respect to the process and the conversations with the various potential counterparties.
On September 2, 2021, the Adamas Board held a meeting, with Company senior management and representatives of Lazard and representatives of Cooley also in attendance, to discuss the transaction process, the August 2021 Supernus Proposal and the August 2021 Party A Proposal, and the Company

forecasts to be used in the process. Company management reviewed both the Adamas Management Projections and the Strategic Planning Management Projections (as defined herein), including the assumptions underlying both such forecasts. For a more detailed discussion of the Company forecasts, please see “— Projected Financial Information.” Representatives of Lazard then reviewed Adamas’s trading price since the last meeting and analyst outlook for Adamas following its second quarter earnings announcement, provided an overview of the process to date along with feedback received from various counterparties that declined to pursue the opportunity, and reviewed the economic and material terms of the proposals from Supernus and Party A, as well as some preliminary financial analysis to assist the Adamas Board in its deliberations. Representatives of Lazard then left the meeting. The Adamas Board then engaged in a robust discussion around whether it desired to proceed with the process, considering no other parties had decided to submit a proposal and that, based on Lazard’s input, neither Supernus nor Party A would be likely to materially increase their offers. After discussion, the Adamas Board determined to continue engaging with both Supernus and Party A and allow both parties to conduct confirmatory diligence on the Company and authorized Company senior management and Lazard to have such parties submit “best and final” definitive proposals including Merger Agreement terms that such parties were prepared to execute. The Adamas Board then discussed the standalone prospects of the Company, including various risks and opportunities available to it. After discussion, the Adamas Board reached the consensus that it needed additional time to consider Adamas’s standalone prospects and that it would do so at its next regularly scheduled meeting so that it would be prepared to either accept or reject a “best and final” offer from Supernus or Party A, should the parties provide such proposals. Finally, the Adamas Board discussed and approved the terms of the engagement letter negotiated with Lazard, including the terms of Lazard’s success fee and circumstances under which it, or a portion thereof, would be payable. The Company entered into an engagement letter with Lazard on September 3, 2021.
On September 3, 2021, as authorized by the Adamas Board, Lazard reached out separately to Jefferies and Party A’s financial advisor to inform them that Adamas was willing to allow Supernus and Party A, respectively, to conduct confirmatory due diligence on the Company, provide its “best and final” offer and submit a mark-up of a draft merger agreement (the “Merger Agreement”) by the end of September 2021. As authorized by the Adamas Board, a representative of Lazard also noted to a representative of Party A’s financial advisor that shortly after Party A had submitted the August 2021 Party A Proposal, another party had also submitted a proposal. On September 7, 2021 and thereafter, representatives of Adamas provided a broad range of additional due diligence information in the virtual data room for review by Supernus and Party A and their respective advisors.
On September 8, 2021, the Adamas Board held a meeting, with Company senior management and representatives of Lazard and representatives of Cooley also in attendance, at which the Adamas Board further discussed the standalone prospects of the Company and whether to provide any price guidance to Supernus and Party A. After considering the potential strategic options available to the Company at such juncture, the Adamas Board authorized Lazard to provide price guidance to Supernus and Party A that the “best and final” offer price should be in the range of $9.00 to $10.00 per Share. Based on that direction from the Adamas Board, on September 9, 2021, Lazard informed Jefferies and Party A’s financial advisor of such guidance.
On September 13, 2021, Lazard shared an initial draft of the Merger Agreement, prepared by Cooley, with Supernus and Party A and their respective legal counsel in the virtual data room and requested that both parties discuss any material points regarding the Merger Agreement with Cooley ahead of the bid deadline.
On September 16, 2021, Lazard shared a process letter with Supernus and Party A, requesting best and final offers and complete mark-ups of the Merger Agreement by October 1, 2021.
Over the course of the weeks of September 13, September 20 and September 27, 2021, each of Supernus and Party A and their respective legal and financial advisors conducted confirmatory diligence on the Company, including via document review and diligence calls with representatives of the Company on various key subject matters. Also during this time period, Mr. McFarlane updated members of the Adamas Board with respect to the discussions with Supernus and Party A.

On September 20, 2021, a representative of Lazard discussed with a representative of Party A’s financial advisor the status of Party A’s confirmatory diligence and Party A’s intent to move forward with the potential transaction. The representative of Party A’s financial advisor communicated to Lazard’s representative that Party A’s legal counsel would reach out to Cooley to discuss the Merger Agreement.
On September 23, 2021, representatives of Cooley and representatives of legal counsel for Party A met virtually to discuss the draft Merger Agreement, including the tender offer structure, regulatory commitments and certain deal protections.
On September 24, 2021, a representative of Lazard discussed with a representative of Jefferies the status of Supernus’s confirmatory diligence and communicated that Jefferies should encourage Supernus’s legal counsel, Saul Ewing LLP (“Saul Ewing”), to submit a mark-up of the Merger Agreement ahead of the bid deadline and engage with Cooley regarding any material issues, noting that Party A’s counsel had already done so.
On September 28, 2021, Jefferies sent Lazard and Cooley a mark-up of the Merger Agreement from Saul Ewing.
On September 30, 2021, representatives of Lazard and Cooley met virtually with Mr. Khattar, Bryan Roecklein, the Senior Vice President of Corporate Development at Supernus, representatives of Jefferies and representatives of Saul Ewing to discuss the mark-up of the Merger Agreement. Cooley noted that material issues in the mark-up included certain deal protections, including when the Company would be required to pay the termination fee, certain added closing conditions, regulatory commitments, including the proposed outside date, and the post-closing employee commitments covenant.
Also on September 30, 2021, a representative of Lazard spoke with a representative of Party A’s financial advisor. The representative of Party A’s financial advisor noted that Party A may not be able to submit a proposal and markup of the Merger Agreement by the October 1 bid deadline. The representative of Lazard noted that Adamas expected to receive a proposal from another party by the deadline and would have to evaluate that offer in the absence of a proposal from Party A. Later that day, the representative of Party A’s financial advisor responded to the representative of Lazard that Party A was trying to provide a proposal by the following day. Also later on September 30, 2021, Mr. McFarlane spoke with Party A’s CEO regarding Party A’s potential offer, and Party A’s CEO noted that the offer would be an all cash offer.
On October 1, 2021, Supernus submitted a revised offer to acquire Adamas for $8.00 per Share in cash plus a CVR of $0.50 per Share should the net sales of GOCOVRI exceed $150 million in any consecutive four-quarter period prior to or including December 31, 2023 and a second CVR of $0.50 per Share should the net sales of GOCOVRI exceed $225 million in any consecutive four-quarter period prior to or including December 31, 2025 (the “October 1 Supernus Proposal”), which had an implied upfront equity value of approximately $395 million and an implied upfront transaction value of approximately $427 million at the time of the offer. According to the Adamas Management Projections, the net sales threshold in the second CVR would be achieved.
Also on October 1, 2021, a representative of Party A’s financial advisor noted to a representative of Lazard that Party A needed until October 4, 2021 to make a final offer, so Party A would not be providing an offer on the bid deadline, but also noted that Party A’s legal counsel was planning on sending a mark-up of the Merger Agreement. On the same day, Party A’s CEO called Mr. McFarlane and delivered the same message. Both Lazard and Mr. McFarlane communicated to Party A that there was another offer on the table and that the Adamas Board would need to evaluate that offer in the absence of a competing bid from Party A. Later that evening, Party A’s legal counsel sent a mark-up of the Merger Agreement to Cooley.
On October 2, 2021, the Adamas Board held a meeting, with Company senior management and representatives of Lazard and Cooley also in attendance, at which the Adamas Board discussed the October 1 Supernus Proposal and Party A’s delay in submitting a proposal. Representatives of Lazard presented a preliminary valuation analysis of the October 1 Supernus Proposal and suggested strategic approaches with respect to Party A. Representatives of Cooley reviewed the respective mark-ups of the draft Merger Agreement submitted by both parties and provided an overview of fiduciary duties attendant to a review of strategic alternatives, including handling potential conflicts of interest in evaluating potential transactions. After discussion, the Adamas Board authorized Lazard to provide specific feedback to Supernus requesting an upfront price of $8.25 per Share in cash along with revisions to the CVRs, including that the calculation of net sales should include all current Company products instead of only GOCOVRI and that the ability to achieve the net sales milestones in both CVRs be extended by one year. At the meeting, the Adamas Board also reviewed and approved the previously discussed Adamas Management Projections to be used by Lazard in its valuation analysis and fairness presentation and opinion to the Adamas Board. For a detailed discussion of the Company forecasts, please see “— Projected Financial Information.” Based on the Adamas Board’s direction, later that day, a representative of Lazard communicated the Adamas Board’s proposal to a representative of Jefferies. Jefferies notified Lazard after discussion with Supernus that, subject to approval by its board of directors, Supernus was willing to offer an upfront price of $8.10 per Share in cash and was willing to extend the time period in which the first CVR net sales milestone could be achieved from December 31, 2023 to December 31, 2024, but it was not willing to expand the scope of net sales or extend the time period for the second CVR net sales milestone from its October 1 Supernus Proposal (as revised, the “October 2 Supernus Proposal”). Jefferies also communicated that the economic terms of the proposal should be viewed as “best and final.” The October 2 Supernus Proposal had an implied upfront equity value of approximately $400 million and an implied upfront transaction value of approximately $432 million at the time of the offer. According to the Adamas Management Projections, both net sales thresholds in each CVR would be achieved, resulting in a net present value of the October 2 Supernus Proposal of $8.92 per Share (with the first CVR being payable in the first quarter of 2024 and the second CVR being payable in the fourth quarter of 2025).
On October 3, 2021, Cooley sent a revised draft of the Merger Agreement as well as an initial draft of the CVR Agreement to Saul Ewing, which included the Adamas Board’s positions on the scope and duration of the CVRs.
On October 4, 2021, Party A submitted a revised offer to acquire Adamas for $8.00 per Share in cash (the “October 4 Party A Proposal”), which had an implied equity value of approximately $395 million and an implied transaction value of approximately $427 million at the time of the offer. A representative of Party A’s financial advisor noted to a representative of Lazard that the October 4 Party A Proposal was Party A’s “best and final” offer. Shortly after submitting the October 4 Party A Proposal, Party A’s CEO called Mr. McFarlane and explained that the board of directors of Party A had met and could not come to a consensus on price above that which was presented in the October 4 Party A Proposal. Mr. McFarlane asked Party A’s CEO to confirm whether the October 4 Party A Proposal was Party A’s “best and final” offer so he could advise the Adamas Board regarding Party A’s position at the meeting that evening. Party A’s CEO confirmed that the October 4 Party A Proposal was its “best and final” offer.
Also on October 4, 2021, representatives of Lazard and Cooley met virtually with Mr. Roecklein and representatives of Jefferies and Saul Ewing to discuss Supernus’s feedback on the draft Merger Agreement and CVR Agreement ahead of the Adamas Board meeting that evening.
Later on October 4, 2021, the Adamas Board held a meeting, with Company senior management and representatives of Lazard and Cooley also in attendance, at which it discussed the October 2 Supernus Proposal and the October 4 Party A Proposal. After discussion and presentations by the Lazard and Cooley teams, including an updated preliminary valuation analysis of the October 2 Supernus Proposal and the October 4 Party A Proposal, which were both noted to be the respective parties’ “best and final” offers, an overview of the discussion with Supernus and its advisors regarding the Merger Agreement and the CVR Agreement, as well as the Adamas Board’s fiduciary duties, the Adamas Board instructed Company management, Lazard and Cooley to continue negotiating with Supernus regarding the October 2 Supernus Proposal, specifically with respect to the definition of net sales needed to achieve the CVR thresholds, whether a change of control of Supernus or a sale by Supernus of GOCOVRI would accelerate the CVRs, certain deal protections, particularly the size of the termination fee payable by the Company in certain instances, and certain employee covenants, including the payment of annual bonuses, severance that would be owed to continuing and non-continuing employees of Adamas and 280G gross-up payments, with a goal to move quickly and come to final agreement with Supernus on all key outstanding points, subject to the Adamas Board’s approval, by October 7, 2021.
On October 5, 2021, Jefferies called Lazard to convey that Supernus and its advisors needed a few more days to review the terms of the transaction and would work toward finalizing transaction documents and announcing the transaction on October 11, 2021. Also on October 5, 2021, Cooley and Saul Ewing met again virtually to discuss the terms of the Merger Agreement and the CVR Agreement, as directed by the Adamas Board.
On October 6, 2021, Cooley sent a revised draft of the Merger Agreement and CVR Agreement reflecting the Company’s positions. Also on October 6, 2021, a representative of Party A’s financial advisor called a representative of Lazard to check in on the process. During the course of such discussion, Party A’s financial advisor confirmed that Party A’s “best and final” offer was the October 4 Party A Proposal.
Later on October 6, 2021, the Adamas Board held a meeting, with Company senior management and representatives of Lazard and Cooley also in attendance, at which Mr. McFarlane and representatives of Lazard and Cooley updated the Adamas Board on timing of the process and progress on outstanding points on the transaction documents with Supernus, noting that many of the negotiated points had been resolved other than those previously noted by the Board, on which the parties were trying to reach consensus.
On October 7, 2021, Party A’s CEO called Mr. McFarlane and asked about the transaction process. Mr. McFarlane noted that he presented Party A’s “best and final” proposal to the Adamas Board and, based on that, the Company would be focusing its attention elsewhere.
Also on October 7, 2021, Mr. McFarlane received an unsolicited email from Party B’s CEO, which indicated that Party B was assembling its transaction committee to put in a proposal for a strategic acquisition of Adamas. Party B did not provide any indication of the price or range of prices it was considering, however it did note that it would be all cash transaction.
On October 8, 2021, Mr. McFarlane and Mr. Prentiss, along with representatives of Lazard and Cooley, met virtually with Mr. Roecklein, along with representatives of Jefferies and Saul Ewing, to discuss the remaining issues in the Merger Agreement, including the size of the termination fee, employee matters, and open matters in the CVR Agreement. Among other matters, Saul Ewing communicated that Supernus was not willing to proceed with a lower than 4% of equity value termination fee, especially because it had bid as part of a competitive process.
On October 8, 2021, the Adamas Board held a meeting, with Company senior management and representatives of Lazard and Cooley also in attendance, to discuss updates on the transaction process with Supernus and the in-bound inquiries from Party A and Party B. A representative of Cooley updated the Adamas Board on the final negotiations and discussions with Supernus regarding the proposed definitive Merger Agreement and CVR Agreement. A representative of Lazard noted that Party B had been considered as a potential counterparty for outreach in the process initiated in July 2021; however, based on an analysis that Party B had the least potential for synergies with Adamas and would likely not have sufficient financial resources needed for the acquisition of Adamas on an all-cash basis, the Adamas Board had determined not to invite Party B to participate in the process. Representatives of Lazard informed the Adamas Board that (i) Party B would likely require financing for a cash transaction (if such financing could be obtained at all for a proposal at least equal to that of Supernus’s upfront offer) since Party B had capital constraints due to a lower market capitalization than Supernus and Party A, (ii) Party B had minimal potential synergies with Adamas due to a lack of therapeutic area overlap and would therefore be unlikely to provide a proposal at least equal to that of Supernus’s upfront offer, and (iii) the process with Party B would likely require weeks of negotiation on key terms and due diligence. The Adamas Board considered whether it should contact Party B before executing a transaction with Supernus, including the risk of losing Supernus’s proposal if it prolonged the process to give Party B enough time to make a binding offer, the fact that Party B would be able to make a topping bid for the Company in accordance with the terms of an executed Merger Agreement, and that the Adamas Board believed that Party B was unlikely to be able to make a proposal that was superior to the then-current proposals of both Supernus and Party A (see “— The Adamas Board’s Reasons for the Offer and the Merger”). After discussion, the Adamas Board decided not to engage with Party B and authorized Cooley to continue to finalize the Merger Agreement and CVR Agreement with Supernus.
Also on October 8, 2021, after the Adamas Board meeting, a representative of Party A’s financial advisor called a representative of Lazard. The representative of Party A’s financial advisor asked the representative of Lazard if paying $0.50 more per Share over its October 4 Party A Proposal would be sufficient to get the Company to reengage with Party A. The Lazard representative asked if Party A’s board of directors had authorized such proposal, and Party A’s financial advisor indicated that it had not been discussed by Party A’s board of directors. The representative of Lazard communicated to Party A’s financial advisor that if Party A wished to pursue a higher offer, despite its previous indication of “best and final,” that it needed to put such offer in writing for the Adamas Board to evaluate and obtain the necessary internal approvals.
On October 9, 2021, a representative of Party A’s financial advisor communicated to a representative of Lazard that Party A had deliberated with its board of directors and decided not to increase its offer. Party A’s financial advisor, however, indicated that it remained prepared to execute on the terms set forth in the October 4 Party A Proposal.
Also on October 9, 2021, Mr. McFarlane spoke with Mr. Khattar to discuss the terms of the transaction, and after discussion, concluded that there were no more remaining open items.
On October 10, 2021, the Adamas Board held a meeting, with Company senior management and representatives of Lazard and Cooley also in attendance. Representatives of Cooley again reviewed the fiduciary duties of the Adamas Board and reviewed the final terms of the Merger Agreement and the CVR Agreement. Also at this meeting, representatives of Lazard reviewed with the Adamas Board its updated financial analysis of Adamas and the $8.10 per Share cash consideration plus two CVRs to be paid to Adamas’s stockholders in the Offer and the Merger pursuant to the Merger Agreement and the CVR Agreement. Thereafter, Lazard orally rendered its opinion to the Adamas Board, which was subsequently confirmed in writing, to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth in its written opinion, the Offer Price to be paid to (a) holders of Shares tendering their Shares pursuant to the Offer and (b) holders of Shares (other than holders of Dissenting Shares and Excluded Shares) pursuant to the Merger, in each case, is fair, from a financial point of view, to such holders. For a detailed discussion of the opinion provided by Lazard, please see “— Opinion of Adamas’s Financial Advisor.” After carefully considering the proposed terms of the Transactions with Supernus, and taking into consideration the matters discussed during that meeting and prior meetings of the Adamas Board (for additional detail, see “— The Adamas Board’s Reasons for the Offer and the Merger”), the Adamas Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, were advisable and fair to, and in the best interest of, Adamas and its stockholders, (ii) authorized and approved the execution, delivery and performance by Adamas of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, upon the terms and subject to the conditions contained in the Merger Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that Adamas’s stockholders tender their Shares to Purchaser pursuant to the Offer.
Following the Adamas Board meeting and the Supernus board of directors’ approval of the Transactions on October 10, 2021, Adamas, Supernus and the Purchaser executed the Merger Agreement. On October 11, 2021, prior to the opening of trading on the Nasdaq stock exchange, Supernus and Adamas issued a joint press release announcing the execution of the Merger Agreement and the Transactions.
The Adamas Board’s Reasons for the Offer and the Merger
In its careful consideration of the Offer and the Merger, the Adamas Board consulted with Adamas’s senior management and its financial and legal advisors throughout the process and took into account numerous factors, including, but not limited to, the factors enumerated below. The Adamas Board has unanimously determined that the terms of the Merger Agreement and the CVR Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, and recommends that Adamas’s stockholders tender their Shares to Purchaser pursuant to the Offer for the following reasons.
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Compelling Value on Both a Relative and Absolute Basis.   The aggregate value and form of the consideration to be received in the Offer and the Merger by Adamas’s stockholders, including the fact that:

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the upfront payment of $8.10 per Share in cash to be received upon consummation of the Offer and the Merger represented an approximately 76% premium over the last closing price per

Share on October 8, 2021, before the public announcement of the execution of the Merger Agreement and an approximately 70% premium over the volume-weighted average price of the Shares during the preceding 30-day trading period;
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the Cash Amount provides Adamas’s stockholders with immediate and certain value in respect of their Shares, especially when viewed against the risks and uncertainties associated with Adamas’s standalone strategy and the potential impact of such risks and uncertainties on the trading price of the Shares;

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the fact that, in addition to the Cash Amount, Adamas’s stockholders will receive two CVRs per Share, which provide Adamas’s stockholders with opportunities to realize additional value through additional cash payments to the extent that the Milestones are achieved within the time period described therein, which, according to the Adamas Management Projections, were achievable, in particular, given the Adamas Board’s negotiation regarding the scope and timeframe for achieving said Milestones;

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the Adamas Board’s belief that the Milestones are reasonably achievable, taking into account the fact that Supernus must use “Diligent Efforts” (as described in the CVR Agreement) to achieve the Milestones and the extensive experience and resources of Supernus in biopharmaceutical product development and commercialization, particularly as such commercial experience and resources relate to the potential achievement of the Milestones;

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the Adamas Board’s assessment that Adamas’s standalone strategy was not reasonably likely to present opportunities for creating greater value for Adamas’s stockholders than the Offer Price, taking into account the timeframe on which such value would be realized and the risks associated with the commercialization of GOCOVRI on a standalone basis and the development, regulatory approval and commercialization of the Company’s other products and product candidates, as well as the competition Adamas faces in the rapidly changing pharmaceutical industry and that positive operational performance by companies with similar market capitalization to Adamas in the biopharmaceutical industry has not necessarily translated into increased stockholder value for such companies; and

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the Adamas Board’s belief that (i) as a result of an active and competitive bidding process, Adamas had obtained Supernus’s best offer, (ii) Party A’s “best and final” offer to acquire Adamas of $8.00 per Share as of October 4, 2021 was lower than Supernus’s final offer of $8.10 per Share plus two CVRs, representing the right to receive $0.50 per CVR, (iii) there was substantial risk of losing Supernus’s final offer of $8.10 per Share plus two CVRs, if the parties were unable to reach agreement by the announcement of the transaction on October 11, 2021, and (iv) based on the pattern of bidding, the structure of the process (including a request for best and final offers from the bidders) and the conversations and negotiations with the bidders, as of the date of the Merger Agreement, the Offer Price of $8.10 per Share plus two CVRs represented the highest price reasonably obtainable by the Company under the circumstances.

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Business, Financial Conditions and Prospects; Risks Related to Remaining a Standalone Company. The Adamas Board is familiar with the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of Adamas, as well as the Company’s long-term plan, including the execution risks associated with the commercialization of GOCOVRI and OSMOLEX ER (as further described in the next bullet) and the development, regulatory approval and commercialization of Adamas’s other products and product candidates, each of which was weighed against the relative certainty of Adamas’s stockholders receiving the Offer Price. The Adamas Board also took into consideration that, while Adamas may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could have a highly dilutive effect on Adamas’s existing stockholders, might only be available on unfavorable terms, or might not be available at all.

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Product Commercialization and Development Risks.   The Adamas Board is familiar with Adamas’s long-term plan, including the execution risks associated with the commercialization of GOCOVRI and OSMOLEX ER and the development, manufacturing, regulatory approval and commercialization of its other products and product candidates. The Adamas Board considered the fact that

GOCOVRI has only been approved by the FDA for the treatment of dyskinesia in patients with Parkinson’s disease and as an adjunctive treatment to levodopa/carbidopa in patients with Parkinson’s disease experiencing OFF episodes and OSMOLEX ER has only been approved by the FDA for the treatment of Parkinson’s disease and drug-induced extrapyramidal reactions in adult patients, and the fact that there is no guarantee that GOCOVRI and OSMOLEX ER will be approved or successfully marketed for other indications or that Adamas will successfully develop or commercialize additional products. In addition, the Company Board considered the significant challenges and costs associated with successfully scaling commercial operations globally, including the ability to obtain and maintain intellectual property protection for the Company’s products and product candidates, and the expected increase in competition over time to amantadine.
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Best Alternative for Enhancing Stockholder Value.   The Adamas Board considered that the upfront payment of $8.10 per Share in cash plus two CVRs per Share representing the contractual right to receive the potential Milestone Payments was more favorable to Adamas’s stockholders than the potential value that might result from other alternatives available to Adamas from a transaction with a different buyer or the continued operation of Adamas on a standalone basis in light of various factors, including the following:

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the Adamas Board’s belief that, based on its negotiations with Supernus, it had obtained Supernus’s best offer and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable by the Company under the circumstances;

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numerous other parties had engaged in discussions with Adamas regarding a potential strategic transaction with Adamas, whether on a whole-company basis or as a Adamas collaboration, and Party A had at various points submitted proposals with respect to an acquisition;

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that the actual operating and financial performance and prospects for the Company could differ materially from the prospective information prepared by Adamas’s senior management team, which reflect various assumptions, as further described in “— Projected Financial Information;”

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the consideration of the potential benefits of exploring licensing or collaboration arrangements or business combination transactions with alternative potential counterparties and the likelihood that any such parties would engage in a transaction with the Company on the same or similar timeframe as Supernus and with a value and contractual terms and conditions superior to those contained in the Merger Agreement;

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the anticipated timing of the consummation of the Offer and the Merger, and the structure of the Transactions as a tender offer for the Shares pursuant to Section 251(h) of the DGCL, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, permits the consummation of the Offer and the Merger in a timely manner;

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the conditions to the Offer and the Merger, which are limited in number and scope;

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there are not anticipated to be significant antitrust or other regulatory impediments to the consummation of the Transactions, other than review pursuant to the HSR Act, as further described in “Item 8. Additional Information — Regulatory Approvals;”

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the business reputation, capabilities and financial condition of Supernus;

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the Adamas Board’s perception that Supernus is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner;

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the availability of the remedy of specific performance to Adamas under the Merger Agreement in the event of breaches by Supernus or Purchaser of the terms of the Merger Agreement; and

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the risks associated with executing on the Company’s standalone business plan (as further discussed under “Business, Financial Condition and Prospects; Risks Related to Remaining a Standalone Company” and “Product Commercialization and Development Risks” above).

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Potentially Interested Counterparties; Results of Process Conducted.   The Adamas Board oversaw a strategic process, with the assistance of Adamas’s senior management and its financial and legal advisors, to identify and contact selected third parties for a potential strategic combination with Adamas. The Adamas Board considered various factors in selecting potential counterparties, including whether potential counterparties were well-positioned to engage in such a transaction, the likelihood that such parties would be able to execute a strategic transaction around the valuations being proposed by Supernus and Party A in their previously submitted unsolicited offers, the potential for synergies of Adamas’s products with such parties’ existing products and existing strategies and whether such synergies were likely to increase such party’s ability to provide a compelling bid, capital constraints of such parties, and potential negative effects of a broad strategic sales process, including damage to Adamas’s standalone strategy in the event it chose not to transact with any counterparty, taking into account the financial resources and time that needs to be dedicated to such a process and the potential negative impact to Adamas's competitive position by undertaking such a process, and the potential leak exposure of a broad market outreach in a sale process. In particular, the Adamas Board considered the fact that those parties that it believed reasonably likely to consider a strategic combination with Adamas had been contacted but had determined not to engage at that time in a transaction with Adamas and that the in-bound approach from Party B was not more likely to result in a higher price than the final offer from Supernus, as further described in “— Background of the Offer and the Merger.”
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Opportunity to Receive Alternative Acquisition Proposals and Terminate the Merger Agreement to Accept a Superior Offer.   The Adamas Board considered the terms of the Merger Agreement related to Adamas’s ability to respond to unsolicited acquisition proposals and determined that third parties would be unlikely to be deterred by the provisions of the Merger Agreement from making a competing proposal, and the Adamas Board may, under certain circumstances, furnish information and enter into discussions and negotiations in connection with a bona fide Acquisition Proposal made after the date of the Merger Agreement and prior to the Offer Acceptance Time. In this regard, the Adamas Board considered that:

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subject to its compliance with the applicable provisions of the Merger Agreement, the Adamas Board can make an adverse change recommendation to Adamas stockholders with respect to the Offer prior to the Offer Acceptance Time if the Adamas Board determines in good faith (after consultation with its outside legal counsel) that a competing proposal is a superior offer so long as the Adamas Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be a breach of the Adamas Board’s fiduciary duties under applicable law;

•
subject to its compliance with the applicable provisions of the Merger Agreement (including the requirement to pay the termination fee described below), the Adamas Board may terminate the Merger Agreement in order to accept a superior offer and enter into a definitive written agreement with respect to such offer; and

•
while the Merger Agreement contains a termination fee of $16 million that Adamas would be required to pay to Supernus in certain circumstances, including if (i) Supernus terminates the Merger Agreement in connection with an adverse change recommendation made by the Adamas Board or (ii) Adamas terminates the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal, the Adamas Board believed that the termination fee is reasonable in light of the circumstances and the overall terms of the Merger Agreement, consistent with fees payable in comparable transactions, and would not discourage competing acquisition proposals from credible third parties willing and able to make such proposals.

•
Opinion of Adamas’s Financial Advisors.   The Adamas Board considered the financial presentation and opinion, dated October 10, 2021, of Lazard to the Adamas Board that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Offer Price to be paid to (a) holders of Shares tendering their Shares pursuant to the Offer and (b) holders of Shares (other than holders of Dissenting Shares and Excluded Shares) pursuant to the Merger, in each case, is fair, from a financial point of view, to such holders, as further described below under the heading “— Opinion of Adamas’s Financial Advisor.”

•
Terms of the Merger Agreement and CVR Agreement.

•
The Adamas Board reviewed and considered the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated, and concluded that such terms are reasonable and fair to, and in the best interest of, the Company and its stockholders. The Adamas Board also reviewed and considered the conditions to the completion of the Merger, including the likelihood of obtaining approval under the HSR Act, which it believes are likely to be satisfied on a timely basis. The Adamas Board noted that the completion of the Merger is not subject to any financing condition or any condition based upon Supernus stockholder approval, which enhances the likelihood of the consummation of the Offer and the Merger.

•
The Adamas Board reviewed and considered the terms of the CVR Agreement, taken as a whole, including the terms and scope of the Milestones, the requirement that Supernus use “Diligent Efforts” in the achievement of the Milestones and the various other protections of Adamas’s stockholders therein.

The Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following.
•
Commercial Momentum.   The Company senior management team had developed commercial momentum with respect to GOCOVRI, and that such commercial momentum would likely continue if the Company were to remain a stand-alone company, particularly with the likely near-term end of the COVID-19 pandemic and attendant increase in more regular physician visits. However, the Adamas Board also considered that its stockholders may still benefit from such momentum through the achievement of the Milestones pursuant to the CVRs.

•
Limited to No Stockholder Participation in Future Growth or Earnings.   The Adamas Board considered that if the Offer and the Merger are consummated, stockholders of the Company will receive cash consideration for their Shares and will therefore be precluded from the opportunity to participate in any future earnings or growth of the Company or Supernus or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions, other than in the potential payment of one or both of the CVRs with respect to the Milestones.

•
CVR.   The Adamas Board considered the fact that, despite the Adamas Management Forecast that each of the Milestones is achievable in the timeframe negotiated with Supernus, the Milestones may nevertheless not be achieved at all or during the period required by the CVR Agreement for Adamas’s stockholders to receive the payments due with respect to each Milestone pursuant to the CVRs.

•
Taxable Consideration.   The gains realized by Adamas’s stockholders as a result of the Offer and the Merger generally will be taxable to such stockholders for U.S. federal income tax purposes.

•
Effects of Failure to Complete Transactions.   There will be risks and costs to Adamas and its business if the Offer is not consummated in accordance with its terms, including the diversion of management and employee attention away from the day-to-day operations of the Company, potential employee attrition, the effect on the Company’s relationships with suppliers, customers, partners and others that conduct business with the Company and the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing, among other potential negative effects on the Company if the Offer is not completed.

•
Termination Fee.   The Merger Agreement provides for a termination fee of $16 million payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior offer and enter into a definitive written agreement with respect to such offer.

•
No Solicitation.   The Merger Agreement restricts Adamas’s ability to solicit, initiate or knowingly facilitate or encourage competing proposals or enter into discussions or negotiations with respect thereto, subject to certain exceptions to allow the Adamas Board to exercise its fiduciary duties.

•
Other Risks.   The Adamas Board considered the risks of the type and nature described under the section entitled “Cautionary Statements Regarding Forward-Looking Statements.”

The Adamas Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.
The foregoing discussion of the information and factors considered by the Adamas Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Adamas Board in reaching its recommendation. The members of the Adamas Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Adamas and considered the input of Adamas’s senior management team and outside legal and financial advisors. In light of the number and variety of factors that the Adamas Board considered, the Adamas Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Adamas Board was made after considering the totality of the information and factors involved. In addition, individual members of the Adamas Board may have given different weight to different factors. In arriving at their respective recommendations, the members of the Adamas Board considered the interests of Adamas’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.
IN LIGHT OF THE FACTORS DESCRIBED ABOVE, THE ADAMAS BOARD UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTEREST OF ADAMAS AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.
Intent to Tender
To Adamas’s knowledge, after making reasonable inquiry, all of Adamas’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Executive Officer and Director Arrangements Following the Merger
See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Executive Severance Benefit Plan” above.
Projected Financial Information
Adamas does not, as a matter of course, make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods given, among other things, the inherent difficulty of predicting future periods and the likelihood that the underlying assumptions and estimates may prove not to be appropriate. However, in connection with Adamas’s exploration of strategic opportunities as described in more detail in the section “— Background of the Offer and the Merger” above, Adamas’s senior management prepared certain non-public, unaudited prospective financial information which was provided to and discussed with the Adamas Board.
The non-public, unaudited prospective financial information included information for calendar years 2021 through 2032 that reflect Adamas’s management’s estimate of the probability of commercial success for the Company’s products, as set forth below (the “Adamas Management Projections”). Consistent with the discussion and feedback from the Adamas Board, the Adamas Management Projections reflected the best currently available estimates, on the date they were prepared and on the date of Lazard’s fairness opinion to the Adamas Board, and good faith judgments of Company senior management as to the future financial performance of Adamas’s products. The Adamas Management Projections were preliminarily provided by Company senior management to Adamas’s financial advisor, Lazard, on August 13, 2021 and, after review and discussion by the Adamas Board, were approved by the Adamas Board on October 2, 2021 for Lazard’s use and reliance in connection with its financial analysis and opinion as described in the section “— Opinion of Adamas’s Financial Advisor” below.

During 2021, consistent with the Company’s historical strategic planning activities, the Company’s management team also put together, and shared with Lazard in July through September 2021 for its use in discussions with the Adamas Board, Company forecasts reflecting higher revenues and profitability than the Adamas Management Projections (the “Strategic Planning Management Projections” and, together with the Adamas Management Projections, the “Management Projections”). The Strategic Planning Management Projections represented management’s estimate of the high end of the commercial success for GOCOVRI, assuming the successful implementation of its marketing strategies, the ability to retain key personnel, and the absence of other severe macroeconomic events like the COVID-19 pandemic, whereas the Adamas Management Projections were more representative of recent historical commercial momentum and trends with respect to GOCOVRI, but took into account the recent expanded “OFF” indication and the likely near-term end of the COVID-19 pandemic and attendant increase in more regular physician visits. The Adamas Board extensively discussed and analyzed the Adamas Management Projections and the Strategic Planning Management Projections, considering the underlying assumptions in the forecasts, probability of commercial success for the Company’s products in the market, and various risks, challenges and strategic opportunities facing Adamas. See “— The Adamas Board’s Reasons for the Offer and the Merger.” In light of these discussions, in addition to the results of the external market check conducted by Adamas both through discussions with various counterparties and through various market analyses, the Adamas Board determined that the Adamas Management Projections were a more appropriate forecast for the Company and should therefore be used for purposes of the transaction process, even though for purposes of its ongoing strategic planning activities, the Adamas Board and Company senior management utilized the Strategic Planning Management Projections, including other possible scenarios and the impact on such projections.
The Management Projections were prepared by Adamas on a stand-alone basis and do not take into account the transactions contemplated by the Merger Agreement, including any costs incurred in connection with the Offer, the Merger or the other transactions contemplated thereby or any changes to Adamas’s operations or strategy that may be implemented after the completion of the Merger. As a result, actual results likely will differ, and may differ materially, from those reflected in the Management Projections.
The information and table set forth below are included solely to give Adamas’s stockholders access to relevant portions of the Management Projections and are not included in this Schedule 14D-9 to influence any Adamas stockholder to tender Shares or for any other purpose. Adamas makes and has made no representations to Supernus or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.
Adamas Management Projections
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E
Total Revenue(1)	$96	$125	$155	$194	$234	$281
Gross Profit	$94	$121	$150	$188	$227	$272
EBIT	$(27)	$(6)	$19	$57	$94	$135
Levered Free Cash Flow(2)	$(38)	$(20)	$(7)	$17	$59	$127
($ in millions)	2027E	2028E	2029E	2030E	2031E	2032E
Total Revenue(1)	$325	$361	$392	$239	$48	$23
Gross Profit	$315	$350	$380	$232	$46	$23
EBIT	$164	$182	$197	$110	$(4)	$(6)
Levered Free Cash Flow(2)	$169	$155	$167	$113	$6	$1

(1)
Includes revenue for GOCOVRI, revenue for OSMOLEX ER and revenue for NAMZARIC royalties.

(2)
Levered Free Cash Flow, a non-GAAP term, refers to an arithmetically-derived metric of EBIT, minus income taxes, net of projected impact of net operating losses, plus depreciation and amortization, minus changes in net working capital, minus capital expenditures, minus debt payments.

Strategic Planning Management Projections
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E
Total Revenue(1)	$99	$132	$173	$218	$279	$339
Gross Profit	$96	$128	$167	$212	$270	$328
EBIT	$(25)	$1	$36	$80	$137	$191
Levered Free Cash Flow(2)	$(37)	$(14)	$5	$35	$102	$182
($ in millions)	2027E	2028E	2029E	2030E	2031E	2032E
Total Revenue(1)	$394	$440	$478	$291	$58	$29
Gross Profit	$383	$426	$464	$282	$56	$28
EBIT	$229	$257	$279	$160	$6	$(1)
Levered Free Cash Flow(2)	$191	$207	$227	$157	$15	$5

(1)
Includes revenue for GOCOVRI, revenue for OSMOLEX ER and revenue for NAMZARIC royalties.

(2)
Levered Free Cash Flow, a non-GAAP term, refers to an arithmetically-derived metric of EBIT, minus income taxes, net of projected impact of net operating losses, plus depreciation and amortization, minus changes in net working capital, minus capital expenditures, minus debt payments.

Important Information about the Management Projections.
Neither the Adamas Management Projections nor the Strategic Planning Management Projections were provided to Supernus, Party A or any other potential counterparty in connection with their evaluation of a strategic acquisition. Neither the Adamas Management Projections nor the Strategic Planning Management Projections were prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. The non-GAAP financial measures used in the Adamas Management Projections were relied upon by the Adamas Board in connection with its consideration of the Offer, the Merger and the Offer Price and were approved by the Adamas Board for use by Lazard in connection with its financial analysis and opinion. While Adamas believes that such non-GAAP financial measures provide useful supplemental information in analyzing Adamas’s financial results, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by Adamas may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisor in connection with a proposed business combination transaction such as the proposed Transactions if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Adamas Board or Lazard in connection with the Offer or the Merger. Accordingly, Adamas has not provided a reconciliation of the financial measures included in the Management Projections to the relevant GAAP financial measures. The Management Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger.
While the Management Projections are presented with numerical specificity, the Management Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond Adamas management’s control. Further, given that the Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. Important factors that may affect actual results and may result in such projections not being achieved include: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the inability to complete the Offer or Merger, or the failure to satisfy other conditions to completion of the Offer or the Merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the completion of the Merger, and risks and uncertainties pertaining to Adamas’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the ability to achieve the Management Projections may depend on, in part, whether or not strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the Management Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Adamas operates, and the risks and uncertainties described in the section titled “Cautionary Statements Regarding Forward-Looking Statements”, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Management Projections also reflect assumptions by Adamas’s management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Adamas business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared.
Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may differ, and may differ materially, from those shown. The Management Projections are included in this Schedule 14D-9 to give stockholders access to non-public information that was provided to the Adamas Board and Lazard in the course of evaluating the Offer and the Merger, and are not intended to influence the decision of any Adamas stockholder whether to tender his, her or its Shares in the Offer. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that any of Adamas, Supernus, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Management Projections necessarily predictive of actual future events, and the Management Projections should not be relied upon as such. None of Adamas, Supernus, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Management Projections. None of Adamas, Supernus, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Adamas compared to the information contained in the Management Projections or that forecasted results will be achieved.
In addition, the Management Projections have not been updated or revised to reflect information or results after the date they were used in the rendering of Lazard’s opinion to the Adamas Board or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, Adamas does not intend to update or otherwise revise the Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be inappropriate.
The Management Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Adamas included in this Schedule 14D-9 and in Adamas’s other public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Management Projections, Adamas stockholders are cautioned not to place undue reliance on the Management Projections.
Opinion of Adamas’s Financial Advisor
Adamas retained Lazard to provide it with financial advisory services and to render to the Adamas Board a fairness opinion in connection with the Offer and the Merger. Lazard delivered its oral opinion to the Adamas Board on October 10, 2021, which opinion was subsequently confirmed in a written opinion of the same date, that, as of October 10, 2021 and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such written opinion, the Offer Price to be paid to (i) holders of Shares tendering their Shares pursuant to the Offer and (ii) holders of Shares (other than holders of Dissenting Shares and Excluded Shares) in the Merger, in each case, was fair, from a financial point of view, to such holders.
The full text of the written opinion of Lazard, dated October 10, 2021, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by

Lazard in connection with its opinion, is attached to this document as Annex A and is incorporated by reference herein in its entirety. The summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion, and Adamas’s stockholders are encouraged to read the opinion carefully and in its entirety.
Lazard’s engagement and its opinion were for the benefit of the Adamas Board (in its capacity as such) and its opinion was rendered to the Adamas Board in connection with its evaluation of the Offer and the Merger and addressed only the fairness as of the date of the opinion, from a financial point of view, of the Offer Price to be paid to (i) holders of Shares tendering their Shares pursuant to the Offer and (ii) holders of Shares (other than holders of Dissenting Shares and Excluded Shares) in the Merger. Lazard’s opinion was not intended to and did not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote or act with respect to the Offer or the Merger or any matter relating thereto.
Lazard’s opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to Lazard as of, October 10, 2021. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after such date. Lazard noted that the current volatility and disruption in the credit and financial markets relating to, among others, the COVID-19 pandemic, may or may not have an effect on Adamas, and Lazard did not express an opinion as to the effects of such volatility or such disruption on Adamas. Lazard did not express any opinion as to the price at which Shares may trade at any time subsequent to the announcement of the Offer and the Merger. Lazard’s opinion did not address the relative merits of the Offer and the Merger as compared to any other transaction or business strategy in which Adamas might engage or the merits of the underlying decision by Adamas to engage in the Offer and the Merger.
In connection with its opinion, Lazard:
•
reviewed the financial terms and conditions of a draft, dated October 9, 2021, of the Merger Agreement and of a draft, dated October 9, 2021 of the CVR Agreement;

•
reviewed certain publicly available historical business and financial information relating to Adamas;

•
reviewed various financial forecasts and other data provided to it by Adamas relating to the business of Adamas, including the Adamas Management Projections, which are referred to as “Case 2” in Lazard’s opinion, the Strategic Planning Management Projections, which are referred to as “Case 1” in Lazard’s opinion, and sales forecasts prepared by management of the Company taking into account information provided by management of Supernus regarding its marketing plans for GOCOVRI;

•
held discussions with members of Adamas’s senior management with respect to the businesses and prospects of Adamas, including with respect to Supernus’s marketing plans for GOCOVRI;

•
reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of Adamas;

•
reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Adamas;

•
reviewed historical stock prices and trading volumes of the Shares; and

•
conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Adamas or concerning the solvency or fair value of Adamas, and Lazard was not furnished with any such valuation or appraisal. Adamas senior management advised Lazard that the Adamas Management Projections forecasts best reflect the future financial performance of the Company and, accordingly, at the direction of the Adamas Board, Lazard utilized the Adamas Management Projections for purposes of its financial analysis in connection with its opinion. With respect to the Adamas Management Projections, which are summarized in the section entitled “— Projected Financial Information,” Lazard assumed, with the consent of Adamas, that such forecasts were reasonably prepared on bases reflecting the best available estimates and judgments as to the future financial performance of Adamas. Lazard relied, with the consent of Adamas, on the assessments of Adamas as to the validity of, and risks associated with, the products and product candidates of Adamas (including, without limitation, the timing and probability of successful development, testing and marketing of such product candidates and approval thereof by appropriate governmental authorities). Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based, including with respect to the potential effects of the COVID-19 pandemic on such forecasts or assumptions.
In rendering its opinion, Lazard assumed, with the consent of Adamas, that the Offer and the Merger will be consummated on the terms described in the Merger Agreement and the CVR Agreement, without any waiver or modification of any material terms or conditions. Representatives of Adamas advised Lazard, and Lazard assumed, that the Merger Agreement and the CVR Agreement, when executed, will conform to the drafts reviewed by Lazard in all material respects. Lazard also assumed, with the consent of Adamas, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Offer and the Merger will not have an adverse effect on Adamas or the Offer and the Merger. In addition, Lazard assumed, at the direction of representatives of Adamas, that the milestones set forth in the CVR Agreement will be achieved in amounts consistent with the Adamas Management Projections utilized by Lazard in connection with its opinion (specifically, that such milestones will be achieved by the end of calendar years 2024 and 2025, respectively) and that the related CVR payments will be made in accordance with the CVR Agreement, and Lazard analyzed the value of the CVR based on the net present value of such payments. Lazard did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Adamas obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified therein) of the Offer and the Merger, including with respect to the form or terms of the CVR and the restrictions on the transferability of the CVR. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer and the Merger, or class of such persons, relative to the Offer Price or otherwise.
Summary of Lazard’s Financial Analyses
The following is a summary of the material financial analyses reviewed with the Adamas Board in connection with Lazard’s opinion, dated October 10, 2021. The summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.
In arriving at its opinion, Lazard did not draw in isolation conclusions from or with regard to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Considering selected portions of its analyses and reviews in the summary set forth below, without considering its analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.
For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Adamas. No company, business or transaction considered in Lazard’s analyses and reviews is identical to Adamas or the Offer and the Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.
The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of its analyses and reviews, including the methodologies and assumptions underlying its analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.
Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 8, 2021 and is not necessarily indicative of current market conditions.
Financial Analyses
Discounted Cash Flow Analysis
Using the Adamas Management Projections, which are summarized in the section entitled “— Projected Financial Information,” Lazard performed a discounted cash flow analysis of Adamas.
A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of the company’s estimated future cash flows. A company’s “estimated future cash flows” are its projected unlevered free cash flows, and “present value” refers to the value today or as of an assumed date of the future cash flows or amounts and is obtained by discounting the estimated future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors.
For purposes of this analysis, Lazard calculated a range of enterprise values for Adamas by discounting to present value, utilizing discount rates ranging from 11.0% to 13.0%, chosen by Lazard based upon its analysis of the weighted average cost of capital of Adamas, the estimated after-tax unlevered free cash flows to be generated by Adamas from September 30, 2021 through the end of the year of 2032 and assuming no terminal values.
Lazard then added to the range of enterprise values the estimated net cash of Adamas at September 30, 2021 to derive a range of total equity values for Adamas. Lazard then calculated a range of implied equity values per Share by dividing such total equity values of Adamas by the number of fully diluted Shares (determined using the treasury stock method and taking into account outstanding In The Money Options and RSU Awards), as calculated based on information provided by Adamas with respect to fully diluted Shares outstanding as of October 8, 2021. The results of this analysis implied an equity value per share range of $7.35 to $8.20.
Selected Public Companies Analysis
Using public filings and data sources, Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected comparable publicly traded biopharmaceutical companies, the operations of which Lazard believed, based on its experience with companies in the biopharmaceutical industry and its professional judgment, to be generally relevant in analyzing Adamas’s operations for purposes of this analysis. Lazard compared such information for the selected comparable companies to the corresponding information for Adamas.

The companies in the biopharmaceutical industry selected by Lazard for this analysis were as follows:
2021 Estimated Enterprise Value / FY + 1 Revenue
Aquestive Therapeutics, Inc.	4.4x
BioDelivery Sciences International Inc.	2.1x
Catalyst Pharmaceuticals, Inc.	4.0x
Collegium Pharmaceutical, Inc.	2.5x
Evolus, Inc.	3.2x
Flexion Therapeutics Inc.	3.5x
Paratek Pharmaceuticals, Inc.	3.3x
Supernus Pharmaceuticals, Inc.	1.7x
Vanda Pharmaceuticals Inc.	2.4x
Xeris Pharmaceuticals Inc.	2.7x
Lazard selected the companies above because, among other things, the selected companies operate businesses similar in certain respects to the business of Adamas. However, none of the selected companies is identical to Adamas and certain of these companies may have characteristics that are materially different from those of Adamas. Based on its professional judgment and experience, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the Offer and the Merger and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Adamas and the selected companies that could affect the public trading values of each company are also relevant.
For each of the selected companies above, Lazard calculated the enterprise value of the selected company (calculated as the market capitalization, taking into account in-the-money options and other equity awards and convertible securities, plus the book value of debt and preferred equity, less cash and cash equivalents and short term investments, plus book value of minority interests) as of October 8, 2021, as a multiple of the revenue estimates for 2021 from FactSet Research Systems, Wall Street research and public filings, referred to in this section as “2021 Estimated EV / FY + 1 Revenue.” The results of this analysis are as follows:
2021 Estimated Enterprise Value / FY+1 Revenue
75th Percentile	3.5x
Median	2.9x
Mean	3.0x
25th Percentile	2.4x
Using its professional judgment and experience, Lazard then applied a range of multiples of estimated 2021 EV / FY+1 Revenue, based on the 25th percentile and 75th percentile of the estimated 2021 EV / FY+1 Revenue for the selected companies of 2.4x and 3.5x, respectively, to Adamas’s estimated revenues for 2021 and net cash as of September 30, 2021, from the Adamas Management Projections. The results of this analysis implied an equity value per Share range of $4.10 to $6.15.
Selected Precedent Transactions Analysis
Using public filings and other publicly available information, Lazard reviewed and analyzed selected precedent transactions involving biopharmaceutical companies that Lazard viewed as generally relevant in evaluating the Offer and the Merger. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the Offer and the Merger.
Specifically, Lazard reviewed seven merger and acquisition transactions in the biopharmaceutical industry announced since January 1, 2013, that Lazard deemed relevant to consider in relation to Adamas and the Offer and the Merger. These transactions are listed below. Although none of the selected precedent transactions or the target companies in such transactions is directly comparable to the Offer and the Merger or to Adamas, all of the transactions were chosen because they involve transactions that, for the purposes of this analysis, may be considered similar to the Offer and the Merger and/or involve targets that, for the purposes of analysis, may be considered similar to Adamas.
Announcement Date	Acquiror	Target	TV/ FY+1 Revenue
10/01/2020	Covis Group S.a.r.l.	AMAG Pharmaceuticals, Inc.	2.7x
12/12/2018	Bausch Health Companies Inc.	Synergy Pharmaceuticals Inc.	2.1x
12/26/2017	Mallinckrodt plc	Sucampo Pharmaceuticals, Inc.	4.2x
09/12/2016	Horizon Pharma plc	Raptor Pharmaceutical Corp.	5.2x
05/23/2016	Arbor Pharmaceuticals, LLC	XenoPort, Inc.	5.3x
12/11/2013	Crealta Pharmaceuticals LLC	Savient Pharmaceuticals, Inc.	2.7x
07/20/2013	Cubist Pharmaceuticals, Inc.	Optimer Pharmaceuticals, Inc.	3.4x
Using data regarding the precedent transactions and the target companies available from public filings and other publicly available information, Lazard examined the selected transactions with respect to the transaction value, as a multiple of the target company’s one-year forward revenues (which are referred to in this section as “TV / FY+1 Revenue”), as reflected in publicly available consensus estimates at the time of the transaction announcement. The results of this analysis are as follows:
TV/ FY+1 Revenue
75th Percentile	4.7x
Median	3.4x
Mean	3.7x
25th Percentile	2.7x
Using its professional judgment and experience, Lazard then applied a range of TV / FY+1 Revenue multiples for the selected precedent transactions based on the 25th percentile and 75th percentile of TV / FY+1 Revenue multiples, which ranged from 2.7x to 4.7x, to Adamas’s estimated revenues for 2021 and net cash as of September 30, 2021, from the Adamas Management Projections. The results of this analysis implied an equity value per Share range of $4.70 to $8.50.
Other Analyses
The analyses and data described below were presented to the Adamas Board for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.
Premia Paid Analysis
Using information from public filings and other publicly available information, Lazard analyzed the premia paid for acquisitions of publicly-traded companies in the biopharmaceutical industry that are commercial stage or have filed for approval with transaction values implied for the target company in the transaction based on the consideration payable at the closing of the selected transaction (excluding contingent value rights) ranging between $250 million and $2.5 billion that have been announced since January 1, 2015. For each of the precedent transactions, Lazard calculated the implied premia as a percentage based on the amount by which the per-share consideration in each transaction exceeded the target company’s closing share price on the last trading day upon which shares of the target company traded on an unaffected basis (determined as of the last trading day prior to the first public report of a possible transaction).
Based on its professional judgment and experience, Lazard then applied the 25th percentile and 75th percentile premia for the selected companies of approximately 36% and 82%, respectively, to Adamas’s Share price as of October 8, 2021 to calculate an implied equity value per Share range of $6.30 to $8.35.

Research Analyst Price Targets
Lazard reviewed selected equity research analyst price targets based on published, publicly available Wall Street equity research reports. Lazard observed that such price targets ranged from $3.00 per Share to $14.00 per Share.
52-Week Trading Range
Lazard reviewed the 52-week range of trading prices of Shares through October 8, 2021. Lazard observed that, during such period, the closing trading price of the Shares ranged from $3.05 per Share to $6.80 per Share.
Miscellaneous
Adamas has agreed to pay Lazard a transaction fee of $9.0 million, payable upon the consummation of the Offer and the Merger, of which $2.5 million became payable upon delivery of the fairness opinion. None of Lazard’s fees payable in connection with the transaction are or were contingent upon the conclusions reached in its opinion. In addition, Adamas has agreed to reimburse Lazard for its reasonable out-of-pocket expenses incurred in connection with its engagement, including reasonable fees of counsel, and will indemnify Lazard and certain related persons against certain liabilities arising out of Lazard’s engagement. Lazard has in the past provided certain investment banking services to Adamas, including, during the past two years, advising the Company with respect to capital structure matters, which work performed over the past two years totaled approximately $400,000. Lazard has not received any payments from either Supernus or Party A during the past two years. Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Adamas and Supernus for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities and may also trade and hold securities on behalf of Adamas, Supernus and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.
Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to Adamas because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in particular, as an advisor to companies in the healthcare sector, as well as its familiarity with the business of Adamas.
Lazard prepared these analyses solely for purposes of, and the analyses were delivered to the Adamas Board in connection with, the provision of its opinion to the Adamas Board as to the fairness of the Offer Price, from a financial point of view, to be paid to (i) the holders of Shares tendering their shares pursuant to the Offer and (ii) holders of Shares (other than holders of Dissenting Shares and Excluded Shares) pursuant to the Merger. Lazard did not recommend any specific consideration to the Adamas Board or that any given consideration constituted the only appropriate consideration for the Offer and the Merger. Lazard’s opinion was one of many factors considered by the Adamas Board, as discussed further in the section entitled “— The Adamas Board’s Reasons for the Offer and the Merger.”
Item 5.   Person/Assets, Retained, Employed, Compensated or Used.
The Company retained Lazard to act as its financial advisor in connection with the Offer and the Merger, and in connection with such engagement, Lazard delivered the opinion and is entitled to be paid the fees described in “Item 4. The Solicitation or Recommendation — Opinion of Adamas’s Financial Advisor.”
Information pertaining to the retention of Lazard in “Item 4. The Solicitation or Recommendation — Opinion of Adamas’s Financial Advisor” is incorporated by reference herein.
Adamas has retained Innisfree M&A Incorporated to make solicitations or recommendations to the stockholders of Adamas on its behalf with respect to the Offer, the Merger and related matters, for a fee of $50,000.

Item 6.   Interest in Securities of the Subject Company.
No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Adamas or, to Adamas’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:
Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Neil F. McFarlane	September 16, 2021	56,250	$4.65	RSU Lapse
Anna S. Richo	August 29, 2021	3,333	$4.48	RSU Lapse
Item 7.   Purposes of the Transaction and Plans or Proposals.
Subject Company Negotiations
Except as indicated in this Schedule 14D-9 (including the exhibits hereto), Adamas is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of Adamas’s securities by Adamas or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Adamas; (iii) any purchase, sale or transfer of a material amount of assets of Adamas; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of Adamas.
As described in the Merger Agreement (and as summarized in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; CVR Agreement”), the Adamas Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.
Transactions and Other Matters
Except as set forth in this Schedule 14D-9 (including the exhibits hereto), there is no transaction, resolution of the Adamas Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraphs of this Item 7.
Item 8.   Additional Information.
Golden Parachute Compensation
See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Adamas and its Executive Officers, Directors and Affiliates — Golden Parachute Compensation” above.
Conditions of the Offer
The information set forth in Section 15 — “Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9 is incorporated herein by reference.
Regulatory Approvals
Antitrust Compliance
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder, certain transactions may not be consummated until certain information and documentary materials have been furnished to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”), and the applicable HSR Act waiting period has expired or been terminated. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.
Under the HSR Act, the purchase of shares pursuant to the Offer may not be completed until the expiration of a 30-day waiting period following the filing by the acquiring person of a Premerger Notification and Report Form with the DOJ and the FTC, but this period may be (i) shortened if the reviewing agency grants “early termination” of the waiting period (provided, however, that the FTC announced on February 4, 2021 that the FTC and DOJ will not grant early termination during the transition to the new Biden Administration while the FTC is reviewing the processes and procedures used to grant early termination, stating that the FTC anticipated that the suspension will be temporary and brief, but that suspension continues), (ii) restarted if the acquiring person voluntarily withdraws and refiles to allow an additional 30-day waiting period, or (iii) continued if the reviewing agency issues a request for additional information and documentary material (a “Second Request”). The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the DOJ and the FTC in connection with the purchase of the Shares in the Offer promptly, and no later than ten business days from the date of the Merger Agreement unless otherwise agreed to in writing between the parties. Supernus and Adamas filed their respective Premerger Notification and Report Forms with the DOJ and the FTC on October 21, 2021, and the waiting period will expire on or about November 22, 2021, unless: (i) the DOJ and FTC grant early termination of the waiting period; (ii) Purchaser voluntarily withdraws and refiles to allow an additional thirty day waiting period; or (iii) Purchaser receives a request for a Second Request prior to the expiration of the waiting period. If a Second Request is issued, the waiting period with respect to the Offer would be continued until ten days following the date of Supernus’s compliance with that request, unless earlier terminated. Thereafter, the reviewing agency may take action to preliminarily or permanently enjoin the transaction or the parties may agree not to consummate the transaction for some period of time. If either the 30-day initial waiting period or ten-day post-substantial compliance waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. E.T. on the next day that is not a Saturday, Sunday or federal holiday.
The DOJ and the FTC may scrutinize the legality under the antitrust laws of Supernus’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Supernus’s acceptance for payment of Shares pursuant to the Offer, if the DOJ or the FTC concludes that Supernus’s acquisition of the Company would violate antitrust law by substantially lessening competition in any line of commerce affecting U.S. consumers, the DOJ and the FTC have the authority to challenge the acquisition by seeking a federal court order and/or administrative order enjoining the acquisition or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Supernus, the Company, or any of their respective subsidiaries or affiliates, or requiring other relief. United States state attorneys general and private persons may also bring legal action under U.S. antitrust law seeking similar relief or conditions to the completion of the Offer. Competition authorities in other countries may also investigate the acquisition, seek to block it, or seek relief after it is consummated, under foreign competition law. While the Company believes that consummation of the Offer and the Merger would not violate any antitrust or competition laws, there can be no assurance that a challenge to the Offer or the Merger on antitrust or competition law grounds will not be made or, if a challenge is made, what the result will be.
See Section 15 — “Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9, which is incorporated herein by reference.
Legal Proceedings
There are currently no legal proceedings arising out of or relating to the Offer or the Merger but legal proceedings arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.
Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.
The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that the Company will take no action to perfect any appraisal rights of any stockholder.
Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders exercise appraisal rights under Section 262 of the DGCL.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL SHALL BE THE DATE OF THIS SCHEDULE 14D-9. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:
•
prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at 1900 Powell Street, Suite 1000, Emeryville, California 94608. Attention: Legal Department, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•
not tender his, her or its Shares in the Offer;

•
continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•
comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder
All written demands for appraisal should be addressed to the Company, 1900 Powell Street, Suite 1000, Emeryville, California 94608. Attention: Legal Department. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.
A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder within ten days after a request by such stockholder for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.
Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.
The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.
Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.
STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
The foregoing summary of the rights of the stockholders of the Company to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.
Business Combination Statute
A number of states (including Delaware, where Adamas is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.
Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:
•
before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•
following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2∕3%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Adamas Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.
Stockholder Approval of the Merger Not Required
Neither Supernus nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Supernus, nor Purchaser nor any of their respective affiliates directly or indirectly owns, and at all times for the past three years, neither Supernus nor any of its affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock.
The Adamas Board has unanimously approved the Merger Agreement, the Offer and the Merger. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the Merger Agreement and (ii) immediately following the consummation of such tender offer, the stock irrevocably accepted for purchase pursuant to the offer, together with the stock otherwise owned by the acquiring company or its affiliates and any “rollover stock” (as defined in Section 251(h) of the DGCL), equals at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger Agreement. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will have received a sufficient number of Shares to ensure that Adamas will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Adamas. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Supernus, Purchaser and Adamas will effect the Merger as soon as practicable, without a vote of stockholders of Adamas in accordance with Section 251(h) of the DGCL.
If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “— Appraisal Rights.” Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Cautionary Statements Regarding Forward-Looking Statements
Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of Adamas and any statements relating to Adamas’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of Adamas’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions of Adamas’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of Adamas, including those detailed in Adamas’s public filings with the SEC from time to time, including Adamas’s Annual Report on Form 10-K for the year ended December 31, 2020, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021 and Definitive Proxy Statement on Schedule 14A filed with the SEC on April 19, 2021. The reader is cautioned not to unduly rely on these forward-looking statements. Adamas expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.
Where You Can Find More Information
Adamas is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Adamas is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of its securities and any material interest of such persons in transactions with Adamas. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov.
The SEC allows Adamas to “incorporate by reference” information into this Schedule 14D-9, which means that Adamas can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Item 9.   Exhibits.
The following Exhibits are filed herewith or incorporated herein by reference.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 25, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO, filed by the Purchaser with the SEC on October 25, 2021).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO, filed by the Purchaser with the SEC on October 25, 2021).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO, filed by the Purchaser with the SEC on October 25, 2021).
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO, filed by the Purchaser with the SEC on October 25, 2021).
(a)(1)(E)	Summary Advertisement, published in the New York Times on October 25, 2021 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO, filed by the Purchaser with the SEC on October 25, 2021).
(a)(5)(A)	Joint Press Release, dated October 11, 2021, issued by Adamas and Supernus (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by Adamas with the SEC on October 12, 2021).
(a)(5)(B)	Investor Presentation issued by Supernus on October 11, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C, filed by Supernus with the SEC on October 12, 2021).
(a)(5)(C)	Email from Neil McFarlane, the Chief Executive Officer of Adamas, to employees, first used on October 11, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9, filed by Adamas with the SEC on October 12, 2021).
(a)(5)(D)	Manager Talking Points re: Acquisition by Supernus, first used on October 11, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9, filed by Adamas with the SEC on October 12, 2021).
(a)(5)(E)	Sales Force Memo re: Acquisition by Supernus, first used on October 11, 2021 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9, filed by Adamas with the SEC on October 12, 2021).
(a)(5)(F)	Email from Sarah Mathieson, Vice President and Head, Corporate Communications of Adamas, to key partners of Adamas, first used on October 12, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C, filed by Adamas with the SEC on October 12, 2021).
(a)(5)(G)	Email from James Royster, Senior Director and Analytics, of Adamas, to vendors of Adamas, first used on October 12, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C, filed by Adamas with the SEC on October 13, 2021).
(a)(5)(H)	Email from Adamas Executive Team to all employees and contractors Adamas, first used on October 13, 2021(incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C, filed by Adamas with the SEC on October 14, 2021).
(e)(1)	Agreement and Plan of Merger, dated October 10, 2021, by and among Supernus, Purchaser and Adamas (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Adamas with the SEC on October 12, 2021).
(e)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit (d)(2) to the Schedule TO, filed by the Purchaser with the SEC on October 25, 2021).
(e)(3)	Mutual Non-Disclosure Agreement, dated August 9, 2021, by and between Supernus and Adamas (incorporated by reference to Exhibit (d)(3) to the Schedule TO, filed by the Purchaser with the SEC on October 25, 2021).
(e)(4)	Adamas Definitive Proxy Statement (incorporated by reference to Schedule 14A, filed by Adamas with the SEC on April 19, 2021).

Exhibit No.	Description
(e)(5)	Adamas Pharmaceuticals, Inc. 2007 Stock Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1, filed by Adamas with the SEC on March 5, 2014).
(e)(6)	Adamas Pharmaceuticals, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1, filed by Adamas with the SEC on April 7, 2014).
(e)(7)	Adamas Pharmaceuticals, Inc. 2016 Inducement Plan (incorporated by reference to Exhibit 10.6 to Annual Report on Form 10-K, filed by Adamas with the SEC on February 23, 2021).
(e)(8)	Adamas Pharmaceuticals, Inc. 2014 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1, filed by Adamas with the SEC on March 26, 2014).
(e)(9)
Form of Indemnity Agreement between the registrant and its directors and officers (incorporated by reference to Exhibit 10.17 to Registration Statement on Form S-1, filed by Adamas with the SEC on March 5, 2014).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ADAMAS PHARMACUETICALS, INC.
Date: October 25, 2021	By: /s/ Neil F. McFarlane Name: Neil F. McFarlane Title: Chief Executive Officer

ANNEX A
Opinion of Lazard Frères & Co. LLC
[See attached]

[Lazard Frères & Co. LLC Header]
October 10, 2021
The Board of Directors
Adamas Pharmaceuticals, Inc.
1900 Powell Street, Suite 1000
Emeryville, CA 94608
Dear Members of the Board:
We understand that Adamas Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Supernus Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and Supernus Reef, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Parent will acquire the Company. The Agreement provides for a tender offer (the “Tender Offer”) for all of the outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”), pursuant to which Purchaser will pay for each share of Company Common Stock accepted in the Tender Offer (i) $8.10 per share in cash (without interest) (the “Cash Consideration”), plus (ii) one non-transferable contingent value right (each, a “CVR”) issued by Parent under the CVR Agreement (as defined in the Agreement), entitling the holder thereof to potential payments of up to $1.00 in cash, in the aggregate, to be determined and paid pursuant to, and in the time frames set forth in, the CVR Agreement (the “CVR Consideration” and together with the Cash Consideration, the “Consideration”). The Agreement further provides, among other things, that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent. As set forth more fully in the Agreement, as a result of the Merger, each outstanding share of Company Common Stock, other than shares of Company Common Stock (i) held by holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock or (ii) owned directly by the Company as treasury stock or otherwise owned by the Company, a subsidiary of the Company, Parent, Purchaser or any other direct or indirect subsidiary of Parent (all such shares in clauses (i) and (ii) collectively, “Excluded Shares”), will be converted into the right to receive the Consideration.
You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, of the Consideration to be paid to (i) holders of Company Common Stock tendering their shares pursuant to the Tender Offer and (ii) holders of Company Common Stock (other than holders of Excluded Shares) pursuant to the Merger.
In connection with this opinion, we have:
(i)
Reviewed the financial terms and conditions of a draft, dated October 9, 2021, of the Agreement and a draft, dated October 9, 2021, of the CVR Agreement;

(ii)
Reviewed certain publicly available historical business and financial information relating to the Company;

(iii)
Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company, including financial projections identified as “Case 1” and “Case 2” and sales forecasts prepared by management of the Company taking into account information provided by management of Parent regarding its marketing plans for GOCOVRI®;

(iv)
Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company, including with respect to Parent’s marketing plans for GOCOVRI®;

(v)
Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vi)
Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vii)
Reviewed historical stock prices and trading volumes of Company Common Stock; and

(viii)
Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. You have advised us that the Case 2 forecasts best reflect the future financial performance of the Company and, accordingly, at your direction we have utilized Case 2 for purposes of our financial analysis in connection with this Opinion. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based, including with respect to the potential effects of the COVID-19 pandemic on such forecasts or assumptions.
Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We further note that the current volatility and disruption in the credit and financial markets relating to, among other things, the COVID-19 pandemic, may or may not have an effect on the Company and we are not expressing an opinion as to the effects of such volatility or such disruption on the Company. We do not express any opinion as to the price at which shares of Company Common Stock may trade at any time subsequent to the announcement of the Transaction. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.
In rendering our opinion, we have assumed, with the consent of the Company, that the Transaction will be consummated on the terms described in the Agreement and the CVR Agreement, in each case without any waiver or modification of any material terms or conditions therein. Representatives of the Company have advised us, and we have assumed, that the Agreement and the CVR Agreement, when executed, will conform to the drafts reviewed by us in all material respects. We also have assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction. In addition, we have assumed, at your direction, that the milestones set forth in the CVR Agreement will be achieved in amounts consistent with the financial forecasts utilized by us in connection with this opinion and that the related CVR payments will be made in accordance with the CVR Agreement, and we have analyzed the value of the CVR based on the net present value of such payments. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including with respect to the form or terms of the CVR and the restrictions on the transferability of the CVR. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.
Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the earliest of (i) announcement of the Transaction, (ii) execution of a definitive agreement with respect to the Transaction and (iii) the rendering and delivery of this opinion, and a substantial portion of which is contingent upon the closing of the Transaction. We have in the past provided certain investment banking services to the Company for which we have received compensation, including, during the past two years, advising the Company with respect to capital structure matters. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Tender Offer or how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.
Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to (i) holders of Company Common Stock tendering their shares pursuant to the Tender Offer and (ii) holders of Company Common Stock (other than holders of Excluded Shares) in the Merger, in each case, is fair, from a financial point of view, to such holders.
Very truly yours,
LAZARD FRERES & CO. LLC
By	/s/Michael Kingston Michael Kingston Managing Director

ANNEX B
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS
§ 262. Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
[Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.